UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2020

Commission File Number: 1-13368

POSCO

(Translation of registrant’s name into English)

POSCO Center, 440 Teheran-ro, Gangnam-gu, Seoul, Korea, 06194

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

POSCO is furnishing under cover of Form 6-K:

Exhibit 99.1:	An English-translated documents of POSCO FY2019 Corporate Governance Report

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

POSCO
(Registrant)

Date: June 29, 2020	By	/s/ Lim, Seung Kyu
(Signature)
		Name:	Lim, Seung Kyu
		Title:	Executive Vice President

Exhibit 99.1

POSCO

Corporate Governance Report

FY2019

POSCO provides this report in accordance with KOSPI Market Disclosure Regulation Article 24-2 in order to help investors to better understand the company’s corporate governance. The corporate governance status in this report is composed based on December 31, 2019, and if there has been any changes occurred until June 1, 2020 which is the submission date of this report, those are stated separately. The status of corporate governance in this report is basically about the time period from January 1, 2019 to December 31, 2019. When the corporate governance report guidelines of Korea Exchange provide different time period for some matters, we stated information within those time period.

[ Contents ]

I	Overview

•	Name of Company : POSCO

•	People in charge of the report :

•	Main In-charge : Ahn, Jae-Ung, Section Leader, Investor Relations Group

•	Co In-charge : Jeong, Gyeoun, Junior Manager, Investor Relations Group

•	Record Date : December 31, 2019

•	Company Overview

Largest Shareholder	National Pension Service	Shareholding Ratio of the Largest Shareholder 1)	12.17%
		Shareholding ratio of Minority Shareholders	65.57%
Business Type	Non-Financial	Major Products	Slabs, Blooms, Billets, Rolled Steel Products, etc.
Business Group under Monopoly Regulation and Fair Trade Act	Yes	Act on the Management of Public Institutions	Not Applicable
Name of Business Group	POSCO

Summary of Financial Status (In hundred millions of KRW)

	FY 2019	FY 2018	FY 2017
Consolidated Revenue	643,668	649,778	606,551
Consolidated Operating Profit	38,689	55,426	46,218
Consolidated Profit from Continuing Operations	19,826	18,921	29,735
Consolidated Profit	19,826	18,921	29,735
Consolidated Total Assets	790,587	782,483	790,250
Separate Total Assets	557,108	541,260	536,923

1)	As of April 29, 2020

Glossary

BoD, the BoD	The Board of Directors
GMoS	General Meeting(s) of Shareholders
The company, company, we, our, us	POSCO as a separate business entity

II	Current Status of Corporate Governance

1. Corporate Governance

•	The Principle and Policy of Corporate Governance

POSCO pursues advanced corporate governance that enhances shareholders’ value in the long term and equally better interested parties’ rights. The management conducts responsible management with their expertise and reasonable decision-making and the BoD which consists of majority number of Outside Directors supervise and advise the management. This “Global Professional Management” is harmonized based on checks and balances and these principles in Corporate Governance Charter are proclaimed and fulfilled by the company.

Detailed principles of corporate governance are provided with Articles of Incorporation, Board of Directors Regulations, Corporate Governance Charter, other related internal governance rules, and also available on POSCO homepage(http://www.posco.com).

POSCO leadingly adopted Outside Directors Policy in 1997 and has continuously improved it for independence of BoD and strengthen its roles. The BoD consists of members with abundant experience and expertise from backgrounds such as fields of industry, finance, academia, law, accounting and public services in order to provide diversity and balanced perspective for the management’s reasonable decision-making. In order to effectively supervise and intervene the management, the BoD consists of more than half of Outside Directors. In addition, the Chairman of the BoD and Special Committees are Outside Directors.

•	Characteristics of Corporate Governance

POSCO’s BoD, as permanently established and the highest decision-making body, has the right to elect the Representative Directors. Since 2006, the Chairman position of BoD has been separated from the position of the CEO and the Representative Director and appointed among Outside Directors by resolution of BoD.

Outside Directors who have expertise and abundance of experience are recommended by Director Candidate Recommendation and Management Committee or by shareholders’ suggestion. As of June 1, 2020, POSCO BoD has total 12 Directors: 7 Outside Directors and 5 Inside Directors.

Under the BoD, there are 5 Special Committees: Director Candidate Recommendation and Management Committee, Evaluation and Compensation Committee, Finance and Related Party Translations Committee, Audit Committee, and Executive Management Committee. Except Executive Management Committee which review and deliberate steel related investments, Outside Directors are more than half of total number of Directors in each Special Committee. In addition, Evaluation and Compensation Committee and Audit Committee are consist of all Outside Directors in order to guarantee independent decision-making. Among Special Committees, Director Candidate Recommendation and Management Committee and Audit Committee are mandatory for installation under Commercial Act. However, the rest of 3 Special Committees were established voluntarily by the BoD in order for professionalism, independence and efficiency of the BoD. Finance and Related Party Translations Committee and Audit Committee include Directors who have expertise and experience in the fields of Industries, accounting and finance and are operated with minimum changes of members during their terms in consideration of specialty for the committees.

Moreover, in order to gather opinions on BoD agendas and other matters Outside Directors Meeting is held semi-annually and BoD Strategy Session is held twice in a year to collect opinions for the POSCO Group’s strategy, business plan, and so on. For detailed explanation of BoD, Special Committees, members and roles, please refer to “3. Board of Directors(BoD)”.

2. Shareholders

(Core Principle 1) Rights of Shareholders

•	Shareholders need to be given sufficient information in a timely manner for exercise rights and need to exercise rights in proper procedure.

(Sub-Principle 1-(1)) The company needs to provide sufficient information for the date, location and agendas of GMoS, long enough before the meeting date.

1)	History and Notice of GMoS

POSCO has held 4 GMoS from 2018 till June 1, 2020 and 3 of them were Ordinary GMoS and 1 was Extraordinary GMoS . Information regarding GMoS such as date, location, agendas, etc. were provided to shareholders through Korea Exchange(KRX), Data Analysis, Retrieval and Transfer System(DART) website by Financial Supervisory Service, U.S. Securities and Exchange Commission(SEC) webpage, POSCO homepage, mail notice for domestic shareholders, Depository Notice and Proxy Card for foreign DR shareholders, and so on.

•	(Table 1-(1)-1) History and Notice of GMoS

	The 52nd Term	The 51st Term	Extraordinary GMoS	The 50th Term
Resolution of Convocation	January 31, 2020	January 30, 2019	June 25, 2018	January 24, 2018

Notice of Convocation	February 27, 2020	February 20, 2019	June 25, 2018	February 13, 2018

GMoS Date	March 27, 2020	March 15, 2019	July 27, 2018	March 9, 2018

Days between Notice of Convocation and GMoS Date	29 days before the meeting	23 days before the meeting	32 days before the meeting	24 days before the meeting

Location/ Region	POSCO Center / Gangnam-gu, Seoul	POSCO Center / Gangnam-gu, Seoul	POSCO Center / Gangnam-gu, Seoul	POSCO Center / Gangnam-gu, Seoul

Notice to Shareholders	Mail notice, POSCO homepage, DART and KRX webpage	Mail notice, POSCO homepage, DART and KRX webpage	Mail notice, POSCO homepage, DART and KRX webpage	Mail notice, POSCO homepage, DART and KRX webpage

Notice for foreign shareholders	SEC webpage, Depository Notice and Proxy Card for foreign DR shareholders	SEC webpage, Depository Notice and Proxy Card for foreign DR shareholders	SEC webpage, Depository Notice and Proxy Card for foreign DR shareholders	SEC webpage, Depository Notice and Proxy Card for foreign DR shareholders

Details	BoD	11 out of 12 Directors attended	12 out of 12 Directors attended	12 out of 12 Directors attended	12 out of 12 Directors attended
	Audit Committee Members	2 out of 3 members attended	3 out of 3 members attended	3 out of 3 members attended	3 out of 3 members attended
	Shareholders’ Remarks	1) 5 shareholders remarked 2) Messages : Impact of COVID19, shareholder return plan, consent remarks, other remarks	1) 5 shareholders remarked 2) Messages : consent remarks, Inquiry regarding laborer director as Board member, other remarks	1) 2 shareholders remarked 2) Messages : consent remarks, other remarks

1)  10 shareholders remarked

2)  Messages : Inquiry about rumor of company, Inquiry regarding changes in Articles of Incorporation to increase number of Directors, Inquiry regarding disposal of investing stocks, etc.

2)	Providing Information regarding GMoS

In general, POSCO provides date and location of GMoS through BoD resolution by 6 weeks before the meeting. By 3 weeks before the meeting, POSCO announced agendas of the GMoS after BoD resolution. Also, by 2 weeks before the meeting, POSCO provides agendas, related supplementary information and ways to vote to shareholders via mail.

For the 52nd term of Ordinary GMoS, POSCO provided date, location, agendas, etc. 4 weeks before the meeting through convocation announcement disclosure, and resultantly did meet one of the Corporate Governance Key Compliance Indicators. Additionally, in accordance with the amended Enforcement Decree of Commercial Act to strengthen information provision to shareholders, POSCO proactively disclosed its annual business report on DART a week before the GMoS.

(Sub-Principle 1-(2)) The company needs to help shareholders to attend the GMoS and to express their opinions.

1)	History of Shareholders’ Exercise of Voting Rights

POSCO has held 3 Ordinary GMoS from 2018 until June 1, 2020. The company generally sets the meeting dates not among the designated congested dates. However, for the 52nd term of GMoS POSCO held the meeting in one of the congested dates. Generally, POSCO sets date and location of GMoS 6 weeks before the meeting through public disclosure after BoD resolution. However, in the time period when the company was considering to set the date, amendment of the Enforcement Decree of Commercial Act was in progress. To minimize uncertainties surrounding the meeting date, POSCO set the date later than previous years’ GMoS date and as a result held the GMoS in one of the expected congested dates.

According to the Articles of Incorporation, shareholders can vote with ballot paper. The company provides notification of convocation with ballot sheet via mail for every shareholders, thus shareholders who are not able to attend the meeting can vote via mail.

Furthermore, POSCO has adopted electronic voting system from the 51st GMoS in order to enhance convenience on voting by shareholders, and it has been continued to the 52nd meeting. The company conducts proxy solicitation every year.

•	(Table 1-(2)-1) GMoS Date and Ways of Voting

	The 52nd Term	The 51st Term	The 50th Term
Congested Dates for GMoS	March 13, 2020 March 20, 2020 March 26, 2020 March 27, 2020	March 22, 2019 March 27, 2019 March 28, 2019 March 29, 2019	March 23, 2018 March 29, 2018 March 30, 2018
Date of GMoS	2020.3.27	2019.3.15	2018.3.9
Meeting on Non-Congested Date	No	Yes	Yes
Conduct of Voting via Mail	Yes	Yes	Yes
Conduct of Electronic Voting	Yes	Yes	No
Conduct of Proxy Solicitation	Yes	Yes	Yes

POSCO held 2 Ordinary GMoS from January 1, 2019 to June 1, 2020.

In the 51st GMoS, total 57,112 thousand shares were voted. Among them, 17,681 thousand shares were voted through proxy solicitation, 33,731 thousand shares held by foreign shareholders were voted through standing proxy or depositary bank, 5,651 thousand shares were voted through the electronic voting system and 43 thousand shares were voted via mail. The rest of 6 thousand shares attended at the meeting in person.

In the 52nd GMoS, total 59,467 thousand shares were voted. Among them, 18,889 thousand shares were voted through proxy solicitation, 34,136 thousand shares held by foreign shareholders were voted through standing proxy or depositary bank, 6,369 thousand shares were voted through the electronic voting system and 69 thousand shares were voted via mail. The rest of 4 thousand shares attended at the meeting in person.

The approval and objection ratio and detailed vote results are given below.

•	(Table 1-(2)-2) Voting Results on Each Agenda

The 51st GMoS	March 15, 2019

Agenda		Resolution	Description	Result	Number of Outstanding Shares(1) 1)	(1)Counted Outstanding Shares(A) 2)	For (B) (Ratio, %)3)
							Against, Spoilt vote, etc. (C) (Ratio, %)4)
1		Ordinary	Approval of the 51st (FY2018) Financial Statements	Approved	80,001,132	57,111,873	49,395,553 (86.5%)
							7,716,320 (13.5%)
2	2-1	Special	Partial Amendments on the Articles of Incorporation (Article regarding the introduction of electronic voting system)	Approved	80,001,132	57,111,873	56,989,039 (99.8%)
							122,834 (0.2%)
	2-2	Special	Partial Amendments on the Articles of Incorporation (Article 51, Appointment of External Auditor)	Approved	80,001,132	57,111,873	56,978,452 (99.8%)
							133,421 (0.2%)
	2-3	Special	Partial Amendments on the Articles of Incorporation (Article 23, Elimination of the qualification limit for proxy)	Approved	80,001,132	57,111,873	56,969,255 (99.8%)
							142,618 (0.2%)

3	3-1	Ordinary	Appointment of Inside Director Chang, In-Hwa	Approved	80,001,132	57,111,873	54,686,989 (95.8%)
							2,424,984 (4.2%)
	3-2	Ordinary	Appointment of Inside Director Chon, Jung-Son	Approved	80,001,132	57,111,873	48,564,238 (85.0%)
							8,547,635 (15.0%)
	3-3	Ordinary	Appointment of Inside Director Kim, Hag-Dong	Approved	80,001,132	57,111,873	55,912,614 (97.9%)
							1,199,259 (2.1%)
	3-4	Ordinary	Appointment of Inside Director Jeong, Tak	Approved	80,001,132	57,111,873	55,858,160 (97.8%)
							1,253,713 (2.2%)
4	4-1	Ordinary	Appointment of Outside Director Kim, Shin-Bae	Approved	80,001,132	57,111,873	56,701,734 (99.3%)
							410,139 (0.7%)
	4-2	Ordinary	Appointment of Outside Director Chung, Moon-Ki	Approved	80,001,132	57,111,873	52,760,555 (92.4%)
							4,351,318 (7.6%)
	4-3	Ordinary	Appointment of Outside Director Pahk, Heui-Jae	Approved	80,001,132	57,111,873	56,922,730 (99.7%)
							189,143 (0.3%)
5		Ordinary	Appointment of Audit Committee Member Chung, Moon-Ki	Approved	72,564,296	49,675,037	45,269,266 (91.1%)
							4,405,771 (8.9%)
6		Ordinary	Ceiling of Directors’ Compensation	Approved	80,001,132	57,111,873	56,792,587 (99.4%)
							319,286 (0.6%)

1)	Number of shares for Audit Committee Member agenda excluded the number of shares that are limited for voting rights.
2)	Number of shares (A) : Number of shares (B) + Number of shares (C)
3)	Ratio of approval shares (%) : (B/A) x 100
4)	Ratio of objection, spoilt vote and other Shares = (C/A) x 100

The 52nd GMoS	March 27, 2020

Agenda		Resolution	Description	Result	Number of Outstanding Shares(1) 1)	(1)Counted Outstanding Shares(A) 2)	For (B) (Ratio, %)3)
							Against, Spoilt vote, etc. (C) (Ratio, %)4)
1		Ordinary	Approval of the 52nd (FY2019) Financial Statements	Approved	80,115,641	59,466,665	55,009,722 (92.5%)
							4,456,943 (7.5%)
2	2-1	Ordinary	Appointment of Inside Director Chang, In-Hwa	Approved	80,115,641	59,466,665	56,365,868 (94.8%)
							3,100,797 (5.2%)
	2-2	Ordinary	Appointment of Inside Director Chon, Jung-Son	Approved	80,115,641	59,466,665	52,915,681 (89.0%)
							6,550,984 (11.0%)
	2-3	Ordinary	Appointment of Inside Director Kim, Hag-Dong	Approved	80,115,641	59,466,665	57,578,408 (96.8%)
							1,888,257 (3.2%)
	2-4	Ordinary	Appointment of Inside Director Jeong, Tak	Approved	80,115,641	59,466,665	57,591,028 (96.8%)
							1,875,637 (3.2%)
3		Ordinary	Appointment of Outside Director Chang, Seung-Wha	Approved	80,115,641	59,466,665	46,313,765 (77.9%)
							13,152,900 (22.1%)
4		Ordinary	Appointment of Audit Committee Member Pahk, Heui-Jae	Approved	71,736,197	51,087,221	49,027,361 (96.0%)
							2,059,860 (4.0%)
5		Ordinary	Ceiling of Directors’ Compensation	Approved	80,115,641	59,466,665	58,865,200 (99.0%)
							601,465 (1.0%)

1)	Number of shares for Audit Committee Member agenda excluded the number of shares that are limited for voting rights.
2)	Number of shares (A) : Number of shares (B) + Number of shares (C)
3)	Ratio of approval shares (%) : (B/A) x 100
4)	Ratio of objection, spoilt vote and other Shares = (C/A) x 100

2)	Company’s Effort for Shareholders’ Voting Rights Exercise

As described in 1) History of Shareholders’ Exercise of Voting Rights, POSCO provides voting via mail, electronic voting, and proxy solicitation in order to maximize shareholders’ participation. Especially, due to widespread of COVID-19, the company promoted non-contact exercise of voting rights such as voting via mail and electronic voting through company homepage and social networking services such as Facebook and Instagram. Due to the effort, the number exercised votes of domestic shares were increased by 1.9 million shares or by 2.8% to 74.2%.

(Sub-Principle 1-(3)) Company needs to facilitate shareholders to propose suggestions of GMoS conveniently and also facilitate them to freely ask questions and to request explanations regarding agendas proposed by shareholders at the meeting.

1)	History of Shareholders Proposal Right Exercise

Although POSCO does not provide guidance on shareholders’ proposal procedure on the company website, apart from the shareholders’ right to propose by laws, we guide the recommendation of candidates for Outside Directors via e-mail so that shareholders can easily exercise their proposal rights.

Regarding proposals for shareholders recommending Outside Directors, Article 30 of the Articles of Incorporation, Recommendation of Candidate for Outside Directors, states that shareholders, by law, may recommend candidates for Outside Directors to the Director Candidate Recommendation and Management Committee.

When the recommendation of an Outside Director candidate is received as a shareholder proposal, the Investor Relations(IR) Group checks whether it meets the shareholder proposal requirements. After that, the Director Candidate Recommendation and Management Committee verifies the candidate’s eligibility. Subsequently, the committee recommends the candidate to the BoD. The BoD resolves the recommendation as for the agenda of GMoS.

From January 1, 2018 until June 1, 2020, there was 1 shareholders proposal. At the 50th GMoS, Dutch asset managers APG and Robeco recommended Professor Park, Kyung-Suh of Korea University as an Outside Director candidate as a shareholder proposal. In accordance with Articles of Incorporation and Article 363-2 and Article 542-6 of the Commercial Act, the candidate recommendation was verified by the Director Candidate Recommendation Committee (currently the Director Candidate Recommendation and Management Committee), and finally recommended as an Outside Director candidate. The BoD resolved and submitted as the agenda 4-3, Appointment of Outside Director Park, Kyung-Suh, to the GMoS. However, on March 5, 2018, before the 50th GMoS was held, Professor Park, Kyung-Suh voluntarily resigned from the Outside Director candidate due to personal reasons, and the agenda was discarded at the GMoS.

•	(Table 1-(3)-1) Shareholder Proposal

Proposal Date	Proposed Shareholders	Proposal	Progress	Approval	Approval Rate (%)	Objection Rate (%)
January 25, 2018	APG (Asset Manager), Robeco (Asset Manager)	To Recommend Professor Park, Kyung-Suh of Korea University as for the candidate of Outside Director	After verification of eligibility on Professor Park, Kyung-Suh the Director Candidate Recommendation Committee (currently the Director Candidate Recommendation and Management Committee) recommended him as an Outside Director candidate and it was resolved and submitted by the BoD as an agenda to the 50th GMoS. However, due to personal reasons, he voluntarily resigned from the Outside Director candidate on March 5, 2018, and the agenda was discarded at the GMoS.	Not Applicable	Not Applicable	Not Applicable

From January 1, 2018 to June 1, 2020, there was no public letter from institutional investors in line with Stewardship Code. Therefore, the main contents of the public letter of institutional investors are not applicable, so the description is omitted.

2)	Support for Exercise of Shareholders Proposal Right

Apart from shareholders proposal right under the law, the company guides candidates recommendation for Outside Directors through e-mail so that shareholders can easily exercise the right. In order to strengthen communication with shareholders and secure various candidates for Outside Directors, from 2018, “Shareholders’ Recommendation” procedure was introduced in which shareholders participate directly in the process of finding candidates for Outside Directors. Like other candidates, the recommended candidates are screened by the Outside Director Candidate Recommendation Advisory Panel to determine whether or not to be included in the list of candidates.

About 3 months before Ordinary GMoS, a letter from the Chairman of Director Candidate Recommendation and Management Committee is sent to shareholders who can exercise shareholders proposal rights under the Commercial Act, suggesting recommendation of one Outside Director candidate per one shareholder and the recommendation is received by e-mail or mail. At the 52nd GMoS in 2020, the recommendation period was from December 18, 2019 to December 31, 2019.

Meanwhile, at the 51st GMoS in 2019, one candidate(professorship, law major, female) was proposed for Outside Director candidate through the “Shareholders’ Recommendation” procedure. The Outside Director Candidate Recommendation Advisory Panel included the candidate as one of the potential candidates and discussed eligibility. However, it was concluded that the candidate did not meet the need of the company as for Outside Director and was not recommended to the Director Candidate Recommendation and Management Committee. Subsequently, the related information was provided to the recommended organization.

(Sub-Principle 1-(4)) The company needs to prepare mid to long-term shareholder return policy, including dividends and future plans, and to guide them to shareholders.

1)	Shareholder Return Policies

During the subjected period of this report, the company’s dividend policy was “maintaining stable long-term cash dividend levels including quarterly dividends” and related dividend policies and dividend details are disclosed on the company website. In accordance with the dividend policy, the company maintained a stable dividend level of KRW 8,000 to KRW 10,000 per share annually in spite of loss on consolidated basis in 2015.

In January 2020, the company formulated a mid-term dividend policy to improve predictability and transparency in terms of dividends. The company’s mid-term dividend policy aims approximately 30% dividend payout ratio for the next three years from 2020 to 2022. The target dividend payout ratio is calculated as adjusted dividend payout ratio by adding one-off expenses without cash outflows on profit attributable to owners of the controlling company in consolidated basis. For the year-end dividend, mid-term business plan, dividend yield, and cash flow, and other factors are comprehensively considered. The dividend policy is disclosed on the company website.

In April 2020, the BoD resolved a one-year share repurchase trust agreement to stabilize stock prices and increase shareholders value. The share repurchase trust contract period is from April 13, 2020 to April 12, 2021, and the total amount of trust is KRW 1 trillion. The information regarding share repurchase trust contract is also available on the company website.

About information related to year-end dividend payments, the company notifies the dividend decision six weeks before Ordinary GMoS, and details of dividends and total amount of dividends are confirmed and announced to shareholders through public disclosure of the GMoS result on the date of approval. In addition, the company may provide quarterly dividends in cash through resolutions of the BoD according to the Articles of Incorporation and since the 2nd quarter of 2016 has been continuing quarterly dividend. On the day of the resolution of the BoD, it is publicly disclosed as quarterly dividend decision.

2)	Information Provision of Shareholders Return Policies

Dividend policy and dividend details are provided to all shareholders in Korean and English through the company website. Reflecting the new dividend policy and share repurchase trust contract, the company expanded and reorganized the shareholder return policy page, and provides information on mid-term dividend policy, dividend details, and treasury stock information. The mid-term dividend policy was announced on January 31, 2020 through public disclosure and conference call of 2019 earnings release with institutional investors, analysts and press. The resolution of share repurchase trust contract was publicly disclosed on April 10, 2020.

•	(Image 1-(4)-1) Shareholders Return Policy on the Company Webpage

(Sub-Principle 1-(5)) Shareholders right to receive proper level of dividends, etc. needs to be respected based on shareholders return policies and future plans, etc.

1)	Shareholders Return Status

In the last 3 fiscal years, the company has continued quarterly dividends and year-end dividends, both in cash, in accordance with the dividend policy of “maintaining stable long-term cash dividend levels including quarterly dividends.” In the last 3 fiscal years, stock dividends, differential dividends, treasury stock purchases and retirement have not been implemented.

In 2017, quarterly dividends were paid KRW 1,500 per share in the 1st, 2nd, and 3rd quarter respectively, and KRW 3,500 per share was paid as year-end dividends. Resultantly, we paid KRW 8,000 per share and total dividend of KRW 640 billion. In 2018, quarterly dividends were paid KRW 1,500 per share in the 1st and 2nd quarter respectively, KRW 2,000 per share in the 3rd Quarter and KRW 5,000 per share was paid as year-end dividends. Resultantly, we paid KRW 10,000 per share and total dividend of KRW 800 billion. In 2019, quarterly dividends were paid KRW 2,000 per share in the 1st, 2nd, and 3rd quarter respectively, and KRW 4,000 per share was paid as year-end dividends. Resultantly, we paid KRW 10,000 per share and total dividend of KRW 801 billion.

•	(Table 1-(5)-1) Shareholders Return in the Last 3 Fiscal Years (Shares, KRW, Billions of KRW, %)

Fiscal Year	Month for Year-end Closing	Types of Shares	Share Dividend	Cash Dividend
				Dividend per Share (KRW)	Total Dividend (Billions of KRW)	Dividend Ratio to Market Value	Dividend Payout Ratio
							Consolidated Base	Separate Base
2019	December	Common	—	10,000	801	4.1%	43.7%	68.1%
		Class	—	—	—	—
2018	December	Common	—	10,000	800	4.1%	47.3%	74.6%
		Class	—	—	—	—
2017	December	Common	—	8,000	640	2.4%	22.9%	25.1%
		Class	—	—	—	—

ø  Dividend per Share : Combined amount of quarterly dividend and year-end dividend

ø  Dividend Payout Ratio :

•   Consolidated base is calculated total dividend divided by profit attributable to owners of the controlling company.

•   Separate base is calculated total dividend divided by separate profit.

ø  Dividend Ratio to Market Value is calculated by dividing Dividend per Share to average closing share price of the 1 week which is the time period before the two last trading days before the year-end record date.

2)	Respect Shareholders Rights for Shareholders Return

As a result of continuous long-term stable cash dividends to improve shareholders value, we have maintained stable cash dividends of KRW 8,000 to 10,000 per share since 2004. In addition, quarterly dividend system has been adopted since 2016, and through quarterly dividends shareholders return are maintained continuously.

The company communicates transparently with shareholders regarding shareholders return and through detailed dividend policy and disclosure of mid-term targets in order to increase market predictability. In the next 3 years, we plan to pay dividends with approximately 30% of dividend payout ratio in accordance with the mid-term dividend policy announced by the BoD in January 2020. The target dividend payout ratio is calculated by adjusting dividend payout ratio by adding one-off expenses without cash outflows on profit attributable to owners of the controlling company in consolidated base. For year-end dividends, mid-term business plans, dividend yields, cash flows and other factors are comprehensively considered.

(Core Principle 2) Fair Treatment of Shareholders

•

Shareholders need to be given fair voting rights according to the type and number of shares held and the company needs to make efforts to furnish a system that provides corporate information fairly to shareholders.

(Sub-Principle 2-(1)) The company needs to ensure that shareholders’ voting rights are not infringed and provide company information to shareholders in timely, sufficient and equitable manners.

1)	Stock Issuance Information

According to the Articles of Incorporation, the total number of shares which the company is authorized to issue is 200,000,000 shares. As of June 1, 2020, 96,480,625 common shares were issued and 9,293,790 of them were retired, resulting in a total of 87,186,835 common shares remained. As of June 1, 2020, our largest shareholder is National Pension Service with 10,612,872 of common shares (12.17%). So far, the company has no class shares and thus the separate description for class shares has been omitted.

•	(Table 2-(1)-1) Shares Issuance Status

	Authorized Shares *	Issued Shares**	Remarks
Common Shares	200,000,000	87,186,835	Retirement of 9,293,790 shares
Class Shares	—	—	—

*	Authorized Shares : Total number of shares that is authorized to issue by the company under the Articles of Incorporation
**	Issued Shares as of June 1, 2020 : Total issued shares deducted by the number of retired shares

2)	Voting Rights on Issued Shares

The company does not have any class shares, but issued only common shares. Shareholders exercise fair voting rights in accordance with the principle of 1 voting right per 1 share. As of March 31, 2020, the number of shares with voting rights are 80,115,641 which excludes company’s treasury stock of 7,071,194 shares.

3)	Communication with Shareholders

In January, April, July, and October of each year, we hold annual and quarterly earnings announcements in the form of conference calls presided by the CFO. After the announcement of the results, the company regularly conducts non-deal roadshows (NDR) for institutional investors in Korea, Asia, the Americas, and Europe, and frequently participates in domestic and international conferences held by securities companies to have direct communication on investors’ interests and requests.

CFO, the Head of the Finance Office and others if necessary are directly involved in overseas NDRs to share the company’s performance and mid and long-term strategic direction with investors, and thereby strive to provide higher-level feedback on shareholder interests. Especially, since 2018, we have provided opportunities for direct communication between Outside Directors and shareholders to improve understanding of the company’s corporate governance and to strengthen communication with shareholders.

The company discloses email address of the IR department on the company’s homepage, and also through the Contact Us page, shareholders can send comments or questions to the IR department. Inquiries received by e-mail are returned by the IR representative after internal checks. In addition, IR-only telephone connection is available through the company’s representative phone, which is provided on the company’s homepage, and answers to shareholders’ inquiries are made by phone.

In addition, the company has established a section for IR meeting request on the homepage for investors who want to visit the company directly. The meeting is held on average twice a day and diverse IR activities are conducted that reflect investors’ interests.

Since February 2020, due to widespread of COVID-19 and social distancing as one of the counter-measures, it is difficult to hold face-to-face meetings. But with frequent conference calls, we are having active communication with domestic and foreign investors and working to expand our investors pool.

•	(Table 2-(1)-2) Major IR, Conference Calls, and Discussions with Shareholders

Date	Subject	Meeting Type	Description	Remarks
January 30, 2019	Domestic institutional investors, Analysts	Conference call	Earnings release (Provisional business outcome of FY2018 and Q&A session)
January 31, February 7 to 8, 2019	Domestic institutional investors	NDR	Earnings release (Provisional business outcome of FY2018 and Q&A session)
February 21 to 22, 2019	Foreign institutional investors	Conference	JP Morgan Korea Conference (Earnings, markets, business issues, etc.)
March 7, 2019	Foreign institutional investors	Conference	Citi Korea Investor Conference (Earnings, markets, business issues, etc.)
March 25 to 27, 2019	Foreign institutional investors	Conference	Credit Suisse 22nd Asian Investment Conference (Earnings, markets, business issues, etc.)	Hong Kong
March 28, 2019	Steel analysts	IR	Seminar with Steel Analysts – raw material markets
April 24, 2019	Domestic institutional investors, Analysts	Conference call	Earnings release (Provisional business outcome of 1st quarter of FY2019 and Q&A session)
April 26 to 30, 2019	Domestic institutional investors	NDR	Earnings release (Provisional business outcome of 1st quarter of FY2019 and Q&A session)
May 14 to 15, 2019	Foreign institutional investors	Conference	BofAML Global Metals, Mining & Steel Conference 2019 (Earnings, markets, business issues, etc.)	Europe
May 17, 2019	Foreign institutional investors	NDR	Earnings, markets, business issues, etc.	Europe
May 17, 2019	Foreign institutional investors	Conference	Samsung Global Investors Conference (Earnings, markets, business issues, etc.)

May 21, 2019	Domestic institutional investors	Conference	DAISHIN Securities Corporate Day (Earnings, markets, business issues, etc.)
May 30, 2019	Domestic institutional investors	Conference	Hanwha Investment & Securities Top Picks & Hidden Company Day (Earnings, markets, business issues, etc.)
June 24, 2019	Foreign institutional investors	Conference	UBS Korea Conference 2019 (Earnings, markets, business issues, etc.)
July 8, 2019	Domestic institutional investors	IR	2019 POSCO Outside Directors IR (3 Outside Directors including the Chairman of BoD and CFO)
July 23, 2019	Domestic institutional investors, Analysts	Conference call	Earnings release (Provisional business outcome of 2nd quarter of FY2019 and Q&A session)
July 24 to 25, 2019	Domestic institutional investors	NDR	Earnings release (Provisional business outcome of 2nd quarter of FY2019 and Q&A session)
July 26, 2019	Domestic institutional investors, Analysts	IR	POSCO Group Corporate Day
August 21, 2019	Foreign institutional investors	NDR	NDR to Asian region by the Head of Finance Office	Singapore
August 29, 2019	Foreign institutional investors	Conference	BofAML Korea Conference 2019 (Earnings, markets, business issues, etc.)
September 4, 2019	Domestic institutional investors	Conference	2019 KB Korea Conference (Earnings, markets, business issues, etc.)
September 4 to 5, 2019	Foreign institutional investors	Conference	Citi GEM Conference New York 2019 (Earnings, markets, business issues, etc.)	USA
September 6, 9 to 10, 2019	Foreign institutional investors	NDR	(Earnings, markets, business issues, etc.)	USA
September 9 to 11, 2019	Foreign institutional investors	Conference	CLSA 26th Investors’ Forum 2019	Hong Kong
October 24, 2019	Domestic institutional investors, Analysts	Conference call	Earnings release (Provisional business outcome of 3rd quarter of FY2019 and Q&A session)
October 25, 28 to 29, 2019	Domestic institutional investors	NDR	Earnings release (Provisional business outcome of 3rd quarter of FY2019 and Q&A session)
November 6 to 8, 2019	Foreign institutional investors	IR	2019 POSCO Outside Directors IR (3 Outside Directors including the Chairman of BoD and CFO)
November 13 to 14, 2019	Foreign institutional investors	Conference	Daiwa Investment Conference Hong Kong 2019	Hong Kong
November 15, 2019	Foreign institutional investors	NDR	Earnings, markets, business issues, etc.	Singapore

November 21, 2019	Domestic institutional investors, Analysts	IR	POSCO Group Corporate Day
December 3 to 4, 2019	Foreign institutional investors	Conference	UBS Global Emerging One-on-One Conference 2019	USA
January 1 to December 31, 2019	Domestic and foreign institutional investors, analysts	IR	Individual meetings and conference calls at the request of shareholders and investors (Earnings, markets, business issues, etc.)	168 times in 2019
January 31, 2020	Domestic institutional investors, Analysts	Conference call	Earnings release (Provisional business outcome of FY2019 and Q&A session)
February 3 to 6, 2020	Domestic institutional investors, Analysts	NDR	Earnings release (Provisional business outcome of FY2019 and Q&A session)
April 24, 2020	Domestic institutional investors, Analysts	Conference call	Earnings release (Provisional business outcome of 1st quarter of FY2020 and Q&A session)
January 1 to May 31, 2020	Domestic and foreign institutional investors, analysts	IR	Individual meetings and after the spread of COVID-19 conducted non-contact meetings (Earnings, markets, business issues, etc.)	85 times

The IR materials and information about the company that are mentioned above are provided to the company homepage as well as DART(http://dart.fss.or.kr) and KIND(http://kind.krx.co.kr) that are the webpages for public disclosure in order for fair disclosure to every shareholder. In addition, as the company listed American Depositary Receipts(ADR) on the New York Stock Exchange(NYSE), we are submitting English disclosures on the EDGAR system(https://www.sec.gov/edgar) of the U.S. Securities and Exchange Commission(SEC). The company runs a homepage with English as well and IR materials, independent auditors’ periodic reports such as quarterly, interim and annual reports are available in English in the homepage. Foreign shareholders can send inquiries via e-mail using the Q&A section on the English homepage, and the IR department replies to the inquiries. In addition, IR contact information is given on Form 20-F that is submitted to the SEC, so that shareholders can submit inquiries.

•	(Table 2-(1)-3) List of English Disclosure on the Korea Exchange(KRX)

Date of Disclosure	Disclosure Title	Contents
June 17, 2019	Details of Corporate Governance Report	English translated version of Corporate Governance Report

November 8, 2019	Details of Sustainability Report, etc. (Voluntary Disclosure)	English translated version of Sustainability Report

ø  The company listed American Depositary Receipts on the New York Stock Exchange and under the rules of the U.S. Securities and Exchange Commission, we submit English public disclosures such as Form 20-F, Form 6-K, Form SD, etc.

•	(Table 2-(1)-4) List of Fair Disclosures

Date of Disclosure	Disclosure Title	Contents
April 24, 2020	[Amended] Outlook on business performance	Outlook on separate basis of revenue, capital expenditure, crude steel production

April 24, 2020	[Amended] Outlook on business performance on consolidated basis	Outlook on consolidated basis of revenue, capital expenditure, etc.

April 24, 2020	Provisional business performance	Provisional revenue, operating profit, profit on separate base

April 24, 2020	Provisional business performance on consolidated basis	Provisional revenue, operating profit, profit on consolidated base

January 31, 2020	Occasional disclosure obligations	Fair disclosure of mid-term dividend policy

January 31, 2020	Outlook on business performance	Outlook on separate basis of revenue, capital expenditure, crude steel production

January 31, 2020	Outlook on business performance on consolidated basis	Outlook on consolidated basis of revenue, capital expenditure, etc.

January 31, 2020	Provisional business performance	Provisional revenue, operating profit, profit on separate base

January 31, 2020	Provisional business performance on consolidated basis	Provisional revenue, operating profit, profit on consolidated base

October 24, 2019	[Amended] Outlook on business performance	Outlook on separate basis of revenue, capital expenditure, crude steel production

October 24, 2019	[Amended] Outlook on business performance on consolidated basis	Outlook on consolidated basis of revenue, capital expenditure, etc.

October 24, 2019	Provisional business performance	Provisional revenue, operating profit, profit on separate base

October 24, 2019	Provisional business performance on consolidated basis	Provisional revenue, operating profit, profit on consolidated base

July 23, 2019	[Amended] Outlook on business performance	Outlook on separate basis of revenue, capital expenditure, crude steel production

July 23, 2019	[Amended] Outlook on business performance on consolidated basis	Outlook on consolidated basis of revenue, capital expenditure, etc.

July 23, 2019	Provisional business performance	Provisional revenue, operating profit, profit on separate base

July 23, 2019	Provisional business performance on consolidated basis	Provisional revenue, operating profit, profit on consolidated base

April 24, 2019	Provisional business performance	Provisional revenue, operating profit, profit on separate base

April 24, 2019	Provisional business performance on consolidated basis	Provisional revenue, operating profit, profit on consolidated base

January 30, 2019	Outlook on business performance	Outlook on separate basis of revenue, capital expenditure, crude steel production

January 30, 2019	Outlook on business performance on consolidated basis	Outlook on consolidated basis of revenue, capital expenditure, etc.

January 30, 2019	Provisional business performance	Provisional revenue, operating profit, profit on separate base

January 30, 2019	Provisional business performance on consolidated basis	Provisional revenue, operating profit, profit on consolidated base

The company has not been designated as an unfaithful disclosure corporation from the subjected disclosure period until June 1, 2020 and therefore, the table for the list of designation of unfaithful disclosure corporation and its details has been omitted.

4)	Provision of Corporate Information to Shareholders

As referred on 3) Communication with Shareholders, the company provides company information including IR materials on its homepage and public disclosure website such as DART(http://dart.fss.or.kr), KIND(http://kind.krx.co.kr), etc. to shareholders in a timely manner. In addition, as the company listed American Depositary Receipts(ADR) on the New York Stock Exchange(NYSE), we are submitting English disclosures to the EDGAR system (https://www.sec.gov/edgar) of the U.S. Securities and Exchange Commission(SEC). The company runs a homepage with English as well and IR materials, independent auditors’ periodic reports such as quarterly, interim and annual reports are translated in English and provided fairly to both domestic and foreign shareholders.

(Sub-Principle 2-(2)) The company needs to prepare and operate mechanism to protect shareholders from unfair internal transactions and self-transactions of other shareholders, such as controlling shareholders.

1)	Corporate Control System related to Internal Transactions and Self-Transaction

In order to prevent internal transactions for the purpose of private profits by management or controlling shareholders, the company has prepared separate internal control related rules. First of all, the internal accounting management regulations are managed by the resolution of the Audit Committee. And regarding transactions of funds, assets, and securities over certain amounts conducted by the company’s largest shareholder, including its related parties, and related parties are ruled to be resolved by the BoD. The company established the Finance and Related Party Transactions Committee to deliberate and decide on large-scale internal transactions of more than KRW 5 billion and less than KRW 100 billion, and in the case of large-scale internal transactions of more than KRW 100 billion, the committee is subject to prior deliberation and approval of the BoD. Please refer to “3. Board of Directors(BoD)” for the details of the internal transactions decided or deliberated by the Finance and Related Party Transactions Committee.

In 2019, the company does not have credit grants to major shareholders, asset transfers or sales transactions with major shareholders, and the important transactions between the company and related parties are as follows.

(In millions of KRW)
Name of company	Sales and others (1)		Purchase and others (2)
	Sales	Others	Materials purchase	Fixed assets purchase	Outsourced process cost	Others
[Consolidated subsidiaries] (3)
POSCO ENGINEERING & CONSTRUCTION., CO., LTD.	6,688	11,137	4,725	416,734	57	24,174
POSCO COATED & COLOR STEEL Co., Ltd.	468,070	2,014	95	—	20,298	724
POSCO ICT (4)	2,924	4,994	—	344,977	34,638	181,128
eNtoB Corporation	15	60	304,846	64,845	126	25,754
POSCO CHEMICAL CO., LTD. (formerly, POSCO CHEMTECH)	389,731	35,592	522,493	17,549	315,530	4,561
POSCO ENERGY CO., LTD.	148,205	2,211	5,123	94	—	7,561
POSCO INTERNATIONAL Corporation (formerly, POSCO DAEWOO Corporation)	6,025,938	46,661	541,002	—	49,506	7,149
POSCO Thainox Public Company Limited	265,374	13,795	10,037	—	—	3
POSCO America Corporation	300,598	—	—	—	—	2,994
POSCO Canada Ltd.	1,067	1,833	306,552	—	—	—
POSCO Asia Co., Ltd.	1,781,841	1,352	390,056	1,338	1,574	7,561
Qingdao Pohang Stainless Steel Co., Ltd.	146,468	—	—	—	—	110
POSCO JAPAN Co., Ltd.	1,509,631	36	38,631	6,269	—	5,835
POSCO-VIETNAM Co., Ltd.	265,849	368	—	—	—	66
POSCO MEXICO S.A. DE C.V.	303,924	159	—	—	—	809
POSCO Maharashtra Steel Private Limited	644,652	311	—	—	—	800
POSCO(Suzhou) Automotive Processing Center Co., Ltd.	121,633	27	2,189	—	—	—
POSCO VST CO., LTD.	299,307	—	—	—	—	114
POSCO INTERNATIONAL SINGAPORE PTE LTD.	—	154	694,600	—	—	—
Others	964,532	20,679	134,296	34,444	246,184	169,849

Sub-total	13,646,447	141,383	2,954,645	886,250	667,913	439,192

[Associates and Joint Ventures] (3)
POSCO PLANTEC Co., Ltd.	1,364	86	2,882	306,927	15,089	30,317
SNNC	5,527	4,100	588,276	—	—	9
POSCO-SAMSUNG Slovakia Processing Center	65,688	—	—	—	—	—
Roy Hill Holdings Pty Ltd	—	—	1,237,168	—	—	—
Others	16,084	112,390	76,427	—	—	85,167

Sub-total	88,663	116,576	1,904,753	306,927	15,089	115,493

Total	13,735,110	257,959	4,859,398	1,193,177	683,002	554,685

(1)	It consists of steel products revenue, etc. of consolidated subsidiaries, associates and joint ventures.
(2)	It consists of providing construction services for subsidiaries and purchasing raw materials for steel products production..
(3)	As of the end of 2019, the company provides payment guarantees for special parties.
(4)	Most of the other purchases from POSCO-ICT consist of payments related to maintenance of the ERP system.

The details of receivables and payables between the company and related parties at the end of 2019 are as follows.

(In millions of KRW)
Name of company	Receivables			Payables
	Trade accounts and notes receivable	Others	Total	Trade accounts and notes payable	Accounts payable	Others	Total
[Subsidiaries]
POSCO ENGINEERING & CONSTRUCTION CO., LTD.	5,702	65	5,767	—	78,512	385	78,897
POSCO COATED & COLOR STEEL Co., Ltd.	57,792	—	57,792	—	11	3,828	3,839
POSCO ICT	225	1	226	1,147	129,424	42,844	173,415
eNtoB Corporation	—	—	—	3,459	27,431	—	30,890
POSCO CHEMICAL CO.,LTD (Formerly, POSCO CHEMTECH)	35,102	3,578	38,680	17,839	52,710	19,369	89,918
POSCO ENERGY CO.,LTD	1,876	4	1,880	—	3,229	14,912	18,141
POSCO INTERNATIONAL Corporation (Formerly, POSCO DAEWOO Corporation)	633,073	—	633,073	345	2,218	3,839	6,402
POSCO Thainox Public Company Limited	52,826	2	52,828	916	—	—	916
POSCO America Corporation	8,448	—	8,448	—	—	—	—
POSCO Asia Co., Ltd.	508,962	748	509,710	12,784	171	—	12,955
Qingdao Pohang Stainless Steel Co., Ltd.	29,842	—	29,842	—	—	—	—
POSCO MEXICO S.A. DE C.V.	90,351	702	91,053	—	—	—	—
POSCO Maharashtra Steel Private Limited	235,917	444	236,361	—	—	—	—
Others (1)	470,734	33,851	504,585	14,397	40,233	87,652	142,282

Sub-total	2,130,850	39,395	2,170,245	50,887	333,939	172,829	557,655

[Associates and Joint Ventures]
POSCO PLANTEC Co., Ltd.	84	10	94	471	49,511	—	49,982
SNNC	297	65	362	19,769	—	—	19,769
Roy Hill Holdings Pty Ltd	—	—	—	93,383	—	—	93,383
Others	942	706	1,648	3,447	586	—	4,033

Sub-total	1,323	781	2,104	117,070	50,097	—	167,167

Total	2,132,173	40,176	2,172,349	167,957	384,036	172,829	724,822

(1)

During 2018, the company made loans of KRW 2,950 million to Suncheon Eco Trans Co., Ltd., a subsidiary of the company. As of December 31, 2019, corresponding amounts of those loans were recorded as allowance for doubtful accounts.

ø As of June 1 ,2020, POSCO DAEWOO Corporation changed name of the company to POSCO INTERNATIONAL Corporation and POSCO CHEMTECH changed name of the company to POSCO CHEMICAL CO., LTD.

3. Board of Directors(BoD)

(Core Principle 3) Function of BoD

•	The BoD needs to determine the company’s management goals and strategies for the benefit of the company and shareholders, and effectively supervise the management.

(Sub-Principle 3-(1)) The BoD needs to effectively perform business decision-making functions and management supervision functions.

1)	Deliberation and Resolution by BoD and the Support System other than those Required by Laws

The BoD of the company decides important matters of the company, such as setting management goals and core management strategies for the benefit of the company and shareholders in accordance with relevant laws and the Board of Directors Regulations. And each consideration matters of the BoD and Special Committees are specified in the Board of Directors Regulations. In addition, thorough preliminary reviews are made before the BoD makes resolution.

In addition to the BoD and Special Committees, strategic sessions are held in which Board members and non-registered executive officers participate in order to effectively fulfill the roles of the BoD. There are also regular meetings centered on Outside Directors to collect opinions proactively on agendas of the BoD. If necessary, there are prior reports before meetings to improve understanding of agendas, and regular visitation of major business sites.

Currently, the specific roles of the BoD are determined in the Board of Directors Regulations and in the Article 38, Paragraph 1 of the Articles of Incorporation. The deliberations and resolutions of the BoD and Special Committees within the BoD are as follows.

< The deliberations and resolutions of the BoD and Special Committees >

Board of Directors (BoD)

[Deliberation Agenda]

1.  GMoS

(1)   Convocation of GMoS

(2)   Approval on statements of financial position, comprehensive income, changes in equity, cash flows and notes, statements of appropriation of retained earnings or statements of disposition of deficit and accompanying statements, consolidated financial statements in every settlement term

(3)   Approval of annual report

(4)   Amendments to the Articles of Incorporation

(5)   Retirement of shares

(6)   Remuneration, retirement benefits of Directors

(7)   Other agendas to be submitted to GMoS

2.  Business

(1)   Establishment of business goals and core business strategies (mid and long-term business plans, annual operating objectives, business rationalization plans, etc.)

(2)   Important CI establishment and modification (corporate philosophy, flag, badge, etc.)

(3)   Group-level restructuring plans

(4)   Yearly business plans

(5)   Appointment of the Chairman of the BoD

(6)   Recommendation of candidates for Inside Directors

(7)   Appointment of the CEO and the Representative Director, appointment of Representative Directors among Inside Directors, and appointing Inside Directors

(8)   Management succession and management training plans

(9)   Management evaluation and compensation plans

(10)  Composition and operation plans for Special Committees under the BoD

(11)  Determination of expert assistance of Directors

(12)  Matters concerning the composition and operation of CEO Candidate Recommendation Committee and the Succession Council

(13)  Enact, amend or repeal of the following company regulations

A. Operational regulations of BoD and Audit Committee

3.  Investment and Finance

(1)   New external investments, capital increase or investment shares disposal of invested companies (KRW 100 billion or more, investment and capital increase includes borrowings and liabilities that the company takes)

(2)   In-house investment plans (New establishment or expansion project of KRW 200 billion or more)

(3)   Acquisition and disposal of tangible, intangible, fixed assets or important investment assets ( KRW 200 billion or more, based on book value per unit of invested assets)

(4)   Deficit disposal

(5)   Decision on disposal of retained earnings

(6)   Determination of new shares issuance

(7)   Decision on forfeited and odd-lot shares

(8)   Retirement of repurchased shares

(9)   Decision to repurchase and dispose of treasury stock

(10)  Transfer of reserve fund to equity

(11)  Issuance of corporate bonds and important borrowings (long-term borrowings over KRW 100 billion)

(12)  Issuance of convertible bonds

(13)  Issuance of bond with warrant

(14)  Donation (Over KRW 1 billion)

4.  Others

(1)   When filing a lawsuit or arbitration of KRW 100 billion or more, responding to a court reconciliation or mediation, or taking other legal actions equivalent to this level.

(2)   Transactions with the largest shareholder of the company (including its related parties) and related parties as determined by the Commercial Act

A. A single transaction size of one-hundredth or more of total assets or revenue as of the end of the last business year

B. The total transaction amount during the business year including the transaction with specific persons or business entities becomes 5/100 or more of total assets or revenue as of the end of the recent business year (However, it is excluded when ordinary transactions, etc. that the total amount of the transactions are approved and the transactions amounts occurred within the approved ranges.)

(3)   Transactions with related parties under the Monopoly Regulation and Fair Trade Act.

A. Provision or transaction of funds such as provisional payments or loans, etc. (KRW 100 billion or more)

B. Provision or transaction of shares or bonds of the company (KRW 100 billion or more)

C. Provision or transaction of assets such as real estates or intangible property rights (KRW 100 billion or more)

(4)   Appointment of transfer agent

(5)   Decision on administration fees treatment for shares of the company

(6)   Establishment, transfer or closure of branches

(7)   Approval of transactions between Directors and the company

(8)   Compliance officers appointment or dismissal, enactment or amendment of compliance standards

(9)   Other matters by laws or Articles of Incorporation, and matters submitted by Directors in relation to business execution

[Report Agenda]

1.  Result of matters delegated to Special Committees

2.  Important matters related to operation of subsidiaries

3.  Report the results of the compliance officer’s compliance checks

4.  Other important business execution matters

Director Candidate Recommendation and Management Committee

1.  Qualification review of Outside Director candidates and recommendation to GMoS

2.  Preliminary review and qualification review of Inside Director candidates

3.  Preliminary deliberation on appointment of members of Special Committees

4.  Pre-deliberation of appointment of Representative Directors other than the CEO and the Representative Director CEO

5.  Operation of Outside Director Candidate Recommendation Advisory Panel

6.  Other matters necessary for recommending candidates for Outside Directors

7.  Agenda development and establishment of operating standards of the BoD and Special Committees

8.  Revision or repeal of the Board of Directors Regulations

9.  Pre-deliberation of the composition and operation of the Special Committees under the BoD

Evaluation and Compensation Committee

1.  Establishment of management succession and management training plan

2.  Establishment and execution of management evaluation and compensation plan

3.  Pre-deliberation on remuneration and retirement allowance of Directors

Finance and Related Party Transactions Committee

1.  Developing policies for the company’s internal values and financial soundness

2.  Prior deliberation in case of filing in, KRW 100 billion or more, litigation or arbitration, responding to reconciliation or mediation in the process of trial or taking any equivalent level of legal actions.

3.  External Investments (Business units other than Steel)

(1)   Pre-deliberation on new external investments, capital increase or investment shares disposal of invested companies (KRW 100 billion or more. Investment and capital increase includes borrowings and liabilities that the company takes) However, the internal transaction deliberations under paragraph 9 are excluded.

(2)   Approval on new external investments, capital increase or investment shares disposal of invested companies (From KRW 10 billion or more to less than KRW 100 billion. Investment and capital increase includes borrowings and liabilities that the company takes.) Deliberations and resolutions of internal transactions under paragraph 9 are excluded.

4.  Deliberation and resolution of donation from over KRW 100 million to KRW 1 billion and pre-deliberation of donation over KRW 1 billion (Deliberation agendas under paragraph 9 are excluded)

5.  Deliberation and resolution of bonds issuance or important borrowings (Including borrowings for refunding over KRW 100 billion)

6.  Pre-deliberation of bonds issuance or important borrowings (New long-term borrowings over KRW 100 billion)

7.  Deliberation and resolution on collateral provision of non-current assets

8.  Deliberation and resolution on debt acquisition of invested company such as security and guarantee (Excludes when the debt is in relation to steel investment) Deliberations and resolutions of internal transactions under paragraph 9 are excluded.

9.  Internal transactions under Monopoly Regulation and Fair Trade Act (The act of providing or trading funds, securities, or assets with related party as business counterpart or for related party)

A. Review of internal transaction-related problems and improvement measures

B. Pre-deliberation of internal transaction (Amount KRW 100 billion or more)

C. Deliberation and resolution of internal transaction (Amount from KRW 5 billion to less than KRW 100 billion)

10.  Appointment of Fair Trade Compliance Manager

Audit Committee

1.  Setting the work scope of the committee

2.  Matters that the BoD or Representative Directors delegated

3.  Request for Extraordinary GMoS

4.  Consulting of external experts

5.  Audit of the legitimacy of management’s business execution

6.  Review soundness and validity of the company’s financial activities and the appropriateness of financial reporting

7.  Review the validity of important accounting standards or changes in accounting estimates

8.  Evaluation of the operation status of the internal accounting management system

9.  Evaluation of the internal control system

10.  Agreement on appointment or dismissal of internal audit department representative

11.  Contract for appointment, remuneration and non-audit services of independent auditors

12.  Evaluation of independent auditors’ audit activities

13.  Report internal audit department’s annual audit plan and results

14.  Report on the evaluation results of the company’s ethical compliance

15.  An independent auditor reports on important facts of the company’s Directors’ misconduct or in violation of laws or Articles of Incorporation

16.  Report that independent auditors have violated the company’s accounting standards

17.  Enactment, amendment or repeal of internal accounting management regulations

18.  Other items deemed necessary by each committee member

Executive Management Committee

1. Business

(1)   Position system, important matters related to human resource development and coordination

(2)   Important matters about changing the work system and welfare

(3)   New establishment plan for chair-professor

(4)   Housing Policy Establishment (Housing fund support standard and plan for housing construction)

(5)   Decision on closure of shareholders’ registry

2. Finance

(1)   Preliminary review on in-house investment plan (New establishment or expansion investment of KRW 200 billion or more)

(2)   Approval on in-house investment plan

A. New establishment or expansion investment from KRW 10 billion or more to less than KRW 200 billion.

B. Investment of KRW 10 billion or more other than new establishment or expansion (Amount of KRW 5 billion or more for investment in the ordinary course of business)

(3)   Pre-deliberation on new external investments, capital increase or investment shares disposal of invested companies in Steel Business Unit (KRW 100 billion or more. Investment or capital increase amount includes borrowings and liabilities that the company takes)

(4)   Approval on new external investments, capital increase or investment shares disposal of invested companies in Steel Business Unit (Amount of KRW 10 billion or more to less than KRW 100 billion. Investment or capital increase amount includes borrowings and liabilities that the company takes)

(5)   Acquisition or disposal of tangible, intangible, fixed or important investment assets of from KRW 10 billion or more to less than KRW 200 billion (Based on book value per unit of investment assets)

(6)   Technology application of over USD 1 million and technology sales contract approval

(7)   Acquisition of debt such as guarantees for invested company’s collateral involving steel investments

3.  Other matters that the Chairman deems necessary or deemed necessary by each committee member

2)	Whether the BoD effectively performs business decision-making functions and business supervision functions

Our management performs responsible business practice based on expertise and reasonable decision-making and the BoD, centered with independent Outside Directors, supervises and advises the management. The initial plans such as strategic direction of the group, business plans, etc. set out by the management, but after active discussions at the Board level, such as strategic sessions, meetings of Outside Directors, etc. the opinions of the Directors are actively reflected.

At the BoD strategic session in April, 2019, the business promotion strategy for the group’s new growth was established after in-depth discussion and at the strategic session in November, the group’s mid and long-term strategic and business plan of 2020 was pre-reviewed and the Directors’ opinions were reflected.

In addition, at the Outside Directors’ meeting held twice in June and October, 2019, the Directors reviewed the progress of each business projects such as Samcheok power plant and discussed corporate governance matters such as the future roles of the CEO, etc.

(Sub-Principle 3-(2)) The BoD needs to prepare the Chief Executive Officer(CEO) succession policy (including appointment process as for contingency plan) and to improve continuously.

1)	The CEO Succession Policy

In accordance with Article 29 of the Articles of Incorporation, the BoD decides candidates for the CEO and the CEO Candidate Recommendation Committee verifies eligibility of the candidates. After that, the BoD recommends a candidate to the GMoS. After appointment of the candidate as an Inside Director at the GMoS and the BoD appoints the Director as the Representative Director then the succession process of the CEO is completed.

In the process above, the succession council identifies and proposes candidates to the BoD that meet qualifications set by the BoD and for the purpose of selecting an independent and transparent CEO. Also, by conducting multi-faceted and in-depth qualification reviews of candidates, set by the BoD, from the CEO Candidate Recommendation Committee that is composed of all Outside Directors, the company operates management succession process with separation of roles and powers between organizations.

The current succession policy is applicable in contingent situations, and in 2018, even in the sudden succession process, there was a case that the succession of the CEO was successfully completed according to the established policy. In addition, the company appoints two or more Representative Directors, so it is possible to conduct internal or external business even when the CEO is not able to conduct the role.

In order to systematically train candidates for the top management, the company selects and manages key talents from executives and managerial level of employees in each major business areas. Selected personnel are trained by performing major tasks in the company and by completing training in major institutions to improve global business capabilities and leadership.

(Sub-Principle 3-(3)) The BoD needs to establish and operate internal control policies (risk management, compliance management, internal accounting management, disclosure information management, etc.) and continuously improve and supplement them.

1)	Operation of Internal Control Policy

In order to check compliance with the compliance control standards, the company established and enforced the compliance control standards in accordance with the resolution by the BoD in May 2012, and since August 2017, it has been under the Articles of Incorporation and operated. We have appointed a compliance officer with legal qualifications who monitors the legality of company business activities in accordance with the compliance control standards, while faithfully supporting our organization and business through various compliance support activities such as autonomous department self-checks and managing major risk areas proactively, etc. The company discloses the appointment details and operation status of the compliance officer in the business report, and reports the results of the activities to the BoD.

The company proactively adopted internal accounting management system in 2001, the year that this was introduced for the first time in the Republic of Korea, and through self-assessment in every business year, has improved and supplemented it. Listed on the New York Stock Exchange in the United States, POSCO has been audited by independent auditors for the company’s consolidated internal accounting management system since the business year of 2006 under the Sarbanes-Oxley Act of 2002. In order for effective control, internal accounting management system is applied not only for POSCO but also for other major consolidated companies to strengthen management at the group level.

The recently revised Act on External Audit of Stock Companies, Etc. includes several measures to strengthen the effectiveness of the internal accounting management system. In particular, as the auditor’s certification level for the internal accounting management system has been upgraded from review level to audit, the company’s internal control activities have been completely redesigned. In addition, in accordance with the guidelines of the Operating Committee of Internal Accounting Management System, we have improved the regulations and systems such as establishment of a department only for internal accounting management, revision of regulations and guidelines, establishment and operation of educational plans, performance and compensation linkage to internal accounting management evaluation results.

The company checks the operation status of internal accounting management every business year and reports the results, through representatives, to the GMoS, the BoD, and the Audit Committee. Checking the operation status are divided into 2 activities : design and control to prevent and detect errors and irregularities related to financial statements and design evaluation to check adequacy and completeness, and operation assessment to check whether control activities are carried out in the same manner as the contents in the control statement and whether the evidence of performance can be checked. In addition, any incomplete matters found in the process of evaluation are improved through consultation with independent auditors, department in-charge, and related control personnel.

The company manages disclosure process by reviewing all agenda items submitted to the BoD and the Special Committees under the BoD in advance whether it is necessary to disclose so that it can be disclosed in a timely manner. If it is considered necessary for disclosure, we communicate with the department in-charge detailedly and provide reliable information. In the case of the business report, we comply with internal control procedures such as confirmation signature of the heads of the responsible departments related to the disclosure contents and approval of the disclosure officer. The public disclosure department has established the public disclosure information management guidelines to inform related departments.

(Core Principle 4) Composition of BoD

•

The BoD needs to be structured to efficiently make decisions and supervise management, and the Directors need to be appointed through transparent procedures that can broadly reflect various shareholder opinions.

(Sub-Principle 4-(1)) The BoD needs be structured to enable effective and prudent discussion and decision-making, and needs to have sufficient number of Outside Directors to function independently from management and the controlling shareholder.

1)	Composition of BoD

According to Article 27 of the Articles of Incorporation, the total number of Directors in the Board shall be at least 3 but no more than 13 Directors, of which 8 or fewer Outside Directors and 5 or fewer Inside Directors. Pursuant to Article 542-8 of the Commercial Act, listed companies with assets of more than KRW 2 trillion, which the company is applied, must have at least 3 Outside Directors, but the Outside Directors must be the majority of the total number of Directors. As of June 1, 2020, our BoD consists of 7 Outside Directors and 5 Inside Directors, and the Outside Directors are more than half of the total number of Directors which meets the legal requirements of the Commercial Act, as well as effectively executes management supervisory function and independent decision making.

In addition, there are Special Committees under the BoD, and each Special Committee consists of more than half of the Outside Directors, with Inside Directors who have experience and expertise in each field in order to share the work, thereby securing efficiency and expertise of the BoD. Since 2006, the Chairman of the BoD has been elected by the resolution of the Outside Directors separately from the CEO and the Outside Director Chung, Moon-Ki was elected as Chairman of the BoD in the BoD meeting held on March 27, 2020. The organization chart, including the BoD, Special Committees under the Board, the supporting departments, the composition of the BoD, and the composition of the Special Committees under the BoD are as follows.

•	(Table 4-(1)-1) Organization Chart

ø	As of June 1, 2020

•	(Table 4-(1)-2) Composition of BoD (As of June 1, 2020)

Inside/ Outside Director	Name	Gender	Title/ Committee	Date of Appointment1)	End of Term	Specialty	Major Careers
Inside	Choi, Jeong-Woo	Male	CEO and the Representative Director, Chairman of Executive Management Committee	Inside Director March 11, 2016 ~ March 9, 2018 Representative Director July 27, 2018	Till the 2021 GMoS	Corporate business

POSCO, CEO and the Representative Director (July 2018 ~ Present)

POSCO CHEMTECH, President and Representative Director (February 2018 ~ July 2018)

POSCO, President and the Representative Director (Head of Corporate Strategy & Finance Center, March 2017 ~ February 2018)

POSCO, Senior Executive Vice President (Head of Corporate Strategy & Finance Center, July 2015 ~ March 2017)

POSCO DAEWOO Corporation (Head of Planning and Finance, March 2014 ~ July 2015)

POSCO, Executive Vice President (Head of Corporate Audit Office, March 2012 ~ March 2014)

Pusan National University, Bachelor’s degree in
Economics(1983)

Inside	Chang, In-Hwa	Male	President and Representative Director, member of Executive Management Committee, member of Finance and Related Party Transactions Committee	March 10, 2017	Till the 2021 GMoS	Corporate business

POSCO, President and Representative Director (March 2018 ~ Present)

POSCO, Senior Executive Vice President (Head of Steel Production Division, March 2017 ~ March 2018)

POSCO, Senior Executive Vice President (Head of Technology and Investment Division, February 2016 ~ February 2017)

POSCO, Executive Vice President (Head of Steel Solution Marketing Dept., February 2015 ~ February 2016)

POSCO, Executive Vice President (Head of New Business Development Dept., March 2014 ~ February 2015)

POSCO, Senior Vice President (Head of New Business Dept., March 2013 ~ March 2014)

M.I.T., Ph.D. in Ocean Engineering (1988)

Inside	Chon, Jung-Son	Male	Senior Executive Vice President, member of Executive Management Committee, member of Director Candidate Recommendation and Management Committee	March 9, 2018	Till the 2021 GMoS	Strategy, Finance

POSCO, Inside Director and Senior Executive Vice President (Head of Global & Infra Business Unit, March 2020~Present / Head of Corporate Strategy & Planning Division, January 2019~Present)

POSCO, Inside Director and Senior Executive Vice President (Head of Corporate Strategy & Finance Center, March 2018 ~ January 2019)

POSCO COATED & COLOR STEEL, President and Representative Director (February 2017 ~ February 2018)

POSCO, Executive Vice President (Head of Corporate Strategy Dept., February 2016 ~ February 2017)

POSCO, Senior Vice President (Value Management Dept., March 2014 ~ February 2016)

POSCO, Senior Vice President (Head of Raw Materials Procurement Dept., March 2012 ~ March 2014)

Korea University, B.A. in Law (1985)

Inside	Kim, Hag-Dong	Male	Senior Executive Vice President, member of Executive Management Committee	March 15, 2019	Till the 2021 GMoS	Steel production

POSCO, Inside Director and Senior Executive Vice President (Head of Steel Production & Technology Division, January 2020~Present)

POSCO, Inside Director and Senior Executive Vice President (Head of Steel Production Division, March 2019~January 2020)

POSCO, Senior Executive Vice President (Head of Steel Production Division, January 2019~March 2019)

POSCO, Senior Executive Vice President (Head of Gwangyang Works, February 2017~January 2019)

POSCO, Senior Executive Vice President (Head of Pohang Works, March 2015~February 2017)

SNNC, Senior Executive Vice President and Representative Director (March 2013~February 2015)

POSCO, Senior Vice President (Deputy Head of Gwangyang Works, Iron & Steel Making, February 2010~March 2013)

Carnegie Mellon University, Master’s degree in Materials Science Engineering (1997)

Inside	Jeong, Tak	Male	Senior Executive Vice President, member of Executive Management Committee	March 15, 2019	Till the 2021 GMoS	Marketing

POSCO, Inside Director and Senior Executive Vice President (Head of Marketing Division, March 2019~Present)

POSCO, Senior Executive Vice President (Head of Marketing Division, January 2019~March 2019)

POSCO, Senior Executive Vice President (Head of Steel Business Division, January 2018~January 2019)

POSCO, Executive Vice President (Head of Steel Business Strategy Dept., September 2016~January 2018)

POSCO, Executive Vice President (Head of Energy and Shipbuilding Materials Marketing Dept., March 2015~September 2016)

POSCO, Senior Vice President (Head of Energy and Shipbuilding Materials Marketing Dept., June 2013~March 2015)

Hankuk University of Foreign Studies, Department of Arabic (1981)

Outside	Chung, Moon-Ki	Male	Chairman of the BoD, Member of Audit Committee	March 10, 2017	Till the 2022 GMoS	Accounting (CPA)

Professor at Department of Business Administration, Sungkyunkwan University (2016~Present)

Executive Director, Samil PwC

Committee Member, Accounting Review Committee of Financial Supervisory Service

Sungkyunkwan University, Ph.D. in Business Administration

Outside	Bahk, Byong-Won	Male	Chairman of Audit Committee, member of Director Candidate Recommendation and Management Committee	March 13, 2015	Till the 2021 GMoS	Finance

Honorary Chairperson of Korea Employers Federation (March 2018~Present)

Chairman of Korea Employers Federation (February 2015 ~February 2018)

Chairman of The Korea Federation of Banks (November 2011~November 2014)

Chairman of Woori Finance Holdings Co., Ltd (March 2007~June 2008)

M.A. in Economics, University of Washington, Seattle (1985)

Outside	Kim, Joo-Hyun	Male	Chairman of Director Candidate Recommendation and Management Committee, member of Evaluation and Compensation Committee	March 13, 2015	Till the 2021 GMoS	Academia (Business/ Economics)

President & CEO, The financial news (April 2017~February 2020)

President, Future Korea Institute, Kookmin University (May 2016~March 2017)

President & CEO, Hyundai Research Institute

Ph.D. in Finance, Arizona State University (1989)

Outside	Kim, Shin-Bae	Male	Chairman of Evaluation and Compensation Committee, member of Finance and Related Party Transactions Committee	March 10, 2017	Till the 2022 GMoS	Industries (Corporate business)

Vice Chairman, SK Group (January 2010~February 2013)

President, Korea IoT(Internet of Things) Association

President and CEO, SK Telecom (March 2004~December 2008)

University of Pennsylvania (MBA) (1985)

Outside	Chang, Seung-Wha	Male	Member of Evaluation and Compensation Committee, member of Finance and Related Party Transactions Committee	March 10, 2017	Till the 2023 GMoS	Law (Previously Judge/ International trade)

Dean, Seoul National University School of Law (June 2018~Present)

Seoul National University Law Professor (1995~Present)

Chairman, Committee of Korean Trade Commission (November 2019~Present)

Arbitrator of International Court of Arbitration (2000~2013)

Ph.D. in Law, Harvard Univ. (1994)

Outside	Kim, Sung-Jin	Male	Chairman of Finance and Related Party Transactions Committee, member of Evaluation and Compensation Committee	March 9, 2018	Till the 2021 GMoS	Industries (small and medium business/ industry policies)

Adjunct Professor, Dept. of Economics, Seoul National University (2011~Present)

Minister of Maritime Affairs and Fisheries (2006~2007)

Administrator of the Small and Medium Business Administration (2004~2006)

M.A. and Ph.D. in Economics, Kansas State University (1991)

Outside	Pahk, Heui-Jae	Male	Member of Director Candidate Recommendation and Management Committee, member of Audit Committee	March 15, 2019	Till the 2022 GMoS	Industries (New business/ venture)

Professor, Mechanical & Aerospace Engineering, Seoul National University (March 1993~Present)

President, Korea Association of Industrial Tech. Security (February 2017~Present)

President, Office of Strategic R&D Plan, MOTIE (April 2013~April 2016)

Founder and CEO, SNU Precision CO., LTD.

Ph.D. in Mechanical Engineering, Manchester University (1990)

1)	In case of re-appointment, the initial appointment date is noted

•	(Table 4-(1)-3) Special Committees Composition under the BoD(As of June 1, 2020)

Special Committees	Composition					Major Roles
	Title	Inside /Outside Director	Name	Gender	Additional Position1)
Director Candidate Recommendation and Management Committee (4 members) (A)	Chairman	Outside	Kim, Joo-Hyun	Male	B

•   Qualification review of Outside Director candidates and recommendation to the GMoS

•   Pre-review and qualification review of Inside Director candidates

•   Operation of Outside Director Candidate

•   Recommendation Advisory Panel

•   Preliminary review of revision or repeal of the Board of Directors Regulations

	member	Outside	Bahk, Byong-Won	Male	D
	member	Outside	Pahk, Heui-Jae	Male	D
	member	Inside	Chon, Jung-Son	Male	E

Evaluation and Compensation Committee (4 members) (B)	Chairman	Outside	Kim, Shin-Bae	Male	C	• Establish plans for management evaluation, compensation and execution • Pre-review of Directors’ remuneration and retirement pay, etc.
	member	Outside	Kim, Joo-Hyun	Male	A
	member	Outside	Chang, Seung-Wha	Male	C
	member	Outside	Kim, Sung-Jin	Male	C

Finance and Related Party Transactions Committee (4 members) (C)	Chairman	Outside	Kim, Sung-Jin	Male	B

•   Pre-review and approval on new external investment, capital increase or disposal of shares of invested company, etc. for business units other than steel

•   Pre-review and approval on internal transactions under Monopoly Regulation and Fair Trade Act

	member	Outside	Kim, Shin-Bae	Male	B
	member	Outside	Chang, Seung-Wha	Male	B
	member	Inside	Chang, In-Hwa	Male	E

Audit Committee (3 members) (D)	Chairman	Outside	Bahk, Byong-Won	Male	A

•   Legitimacy audit on management’s business conduct

•   The soundness and feasibility of company’s financial activities and review the appropriateness of financial reporting

•   Evaluation of the operation status of the internal accounting management system, etc.

	member	Outside	Chung, Moon-Ki	Male	—
	member	Outside	Pahk, Heui-Jae	Male	A

Executive Management Committee (5 members) (E)	Chairman	Inside	Choi, Jeong-Woo	Male	—	• Pre-review and approval on new external investment, capital increase or disposal of shares of invested company, etc. for Steel Business Unit, etc.
	member	Inside	Chang, In-Hwa	Male	C
	member	Inside	Chon, Jung-Son	Male	A
	member	Inside	Kim, Hag-Dong	Male	—
	member	Inside	Jeong, Tak	Male	—

1)	If Directors have other positions in different Special Committees, the code of the committee is marked.

2)	The composition of the BoD and sufficient number of Outside Directors for independent functions

As stated in 1) Composition of BoD, the company maintains outnumbered Outside Directors than required by law in order for the BoD to function independently from the management, and for independent and effective decision-making has separated the position of Chairman of BoD from CEO since 2006. The Chairman of the BoD is elected through resolution by Outside Directors and Outside Director Chung, Moon-Ki was elected as the Chairman of BoD on March 27, 2020.

(Sub-Principle 4-(2)) The BoD needs to be composed of competent persons who have professionalism and responsibility in terms of expertise and careers so that they can actually contribute to corporate management.

1)	The BoD’s Company Policy and Information about Directors

When the Director Candidate Recommendation and Management Committee examines the qualifications of Director candidates, the company not only applies qualifications required by the Commercial Act, but also limits qualifications of Directors with the ones who have expertise and abundant experience in related fields in accordance with Article 29-3 and Article 31 of the Articles of Incorporation. In addition, we are closely reviewing that no one who is responsible for the damage to corporate values or the infringement of shareholders’ interests should be appointed as a Director. In relation to this, our Directors meet all qualifications required by relevant laws and regulations, including Article 382 (3) and 542-8 (2) of the Commercial Act.

As of June 1, 2020, the BoD of the company is composed of 5 Inside Directors with expertise and accountability. Inside Director Choi, Jeong-Woo who is the CEO and the Representative Director has expertise and management capabilities not only in the steel business but also in the overall group with experiences as the Head of Corporate Strategy & Finance Center and the President and Representative Director of POSCO CHEMTECH. Inside Director Chang, In-Hwa, who is the President and the Representative Director was the Head of Steel Production Division and currently the Head of Steel Business Unit, has expertise in the entire Steel Business Unit such as steel production, marketing, etc. Inside Director Chon, Jung-Son was the Head of Corporate Strategy & Finance Center and currently is the Head of Global & Infra Business Unit and the Head of Corporate Strategy & Planning Division and is specialized in corporate strategy and business management. Inside Director Kim, Hag-Dong was the head of Gwangyang Works and Pohang Works, and currently as the Head of Steel Production & Technology Division is specialized in steel production and operation of steel works. Lastly, Inside Director Jeong, Tak was the Head of Steel Business Strategy Department and currently is the Head of Marketing Division who is specialized in steel business strategy and marketing.

Our Outside Directors are composed of 7 people with expertise and experience in the fields of industry, finance, academia, law, accounting, etc. Outside Director Chung, Moon-Ki, the Chairman of the BoD, is a professor at Department of Business Administration in Sungkyunkwan University and is an expert in accounting and finance. With the experience of the Chairman of Woori Finance Holdings and the Chairman of Korea Employers Federation, Outside Director Bahk, Byong-Won has expertise in economic and financial fields. Outside Director Kim, Joo-Hyun was the President & CEO of The Financial News and President & CEO of Hyundai Research Institute and has expertise in the fields of academia and industries. With the experience of the President and CEO at SK Telecom and the Vice Chairman of SK Group, Outside Director Kim, Shin-Bae is an expert on industrial sides. Outside Director Chang, Seung-Wha was the member at the Appellate Body of the World Trade Organization and currently is the Dean of Seoul National University School of Law with expertise in legal fields and international trade. Outside Director Kim, Sung-Jin is an expert on public sectors and industries with experiences of the Administrator of the Small and Medium Business Administration and the Minister of Maritime Affairs and Fisheries. Lastly, Outside Director Pahk, Heui-Jae, currently a professor, is an expert in academia and industries with his experiences of Founder and CEO of SNU Precision and President of the Office of Strategic R&D Plan at MOTIE.

•	(Table 4-(2)-1) Appointment and Changes of Directors

Inside/ Outside Director	Name	Initial Date of Appointment	End of Term	Date of Change	Reason for Change	Current Employment
Inside	Kwon, Oh-Joon	March 14, 2014	—	July 27, 2018	Resignation	Retired
	Oh, In-Hwan	March 13, 2015	March 9, 2018	March 10, 2017	Re-appointment	Retired
			March 15, 2019	March 9, 2018	Re-appointment
			March 15, 2019	March 15, 2019	End of Term
	Yu, Seong	March 10, 2017	March 9, 2018	March 10, 2017	New appointment	Retired
			March 15, 2019	March 9, 2018	Re-appointment
			March 15, 2019	March 15, 2019	End of Term
	Choi, Jeong-Woo	March 11, 2016	March 10, 2017	March 11, 2016	New appointment	Employed
			March 9, 2018	March 10, 2017	Re-appointment
			March 9, 2018	March 9, 2018	End of Term
			Till the 2021 GMoS	July 27, 2018	Re-appointment
	Chang, In-Hwa	March 10, 2017	March 9, 2018	March 10, 2017	New appointment	Employed
			March 15, 2019	March 9, 2018	Re-appointment
			March 27, 2020	March 15, 2019	Re-appointment
			Till the 2021 GMoS	March 27, 2020	Re-appointment
	Chon, Jung-Son	March 9, 2018	March 15, 2019	March 9, 2018	New appointment	Employed
			March 27, 2020	March 15, 2019	Re-appointment
			Till the 2021 GMoS	March 27, 2020	Re-appointment
	Kim, Hag-Dong	March 15, 2019	March 27, 2020	March 15, 2019	New appointment	Employed
			Till the 2021 GMoS	March 27, 2020	Re-appointment
	Jeong, Tak	March 15, 2019	March 27, 2020	March 15, 2019	New appointment	Employed
			Till the 2021 GMoS	March 27, 2020	Re-appointment

Outside	Shin, Chae-Chol	March 22, 2013	March 9, 2018	March 9, 2018	End of Term	Retired
	Lee, Myung-Woo	March 22, 2013	March 15, 2019	March 15, 2019	End of Term	Retired
	Kim, Shin-Bae	March 10, 2017	Till the 2022 GMoS	March 15, 2019	Re-appointment	Employed
	Chung, Moon-Ki	March 10, 2017	Till the 2022 GMoS	March 15, 2019	Re-appointment	Employed
	Chang, Seung-Wha	March 10, 2017	March 27, 2020	March 10, 2017	New appointment	Employed
			Till the 2023 GMoS	March 27, 2020	Re-appointment
	Kim, Joo-Hyun	March 13, 2015	Till the 2021 GMoS	March 9, 2018	Re-appointment	Employed
	Bahk, Byong-Won	March 13, 2015	Till the 2021 GMoS	March 9, 2018	Re-appointment	Employed
	Kim, Sung-Jin	March 9, 2018	Till the 2021 GMoS	March 9, 2018	New appointment	Employed
	Pahk, Heui-Jae	March 15, 2019	Till the 2022 GMoS	March 15, 2019	New appointment	Employed

2)	The Competitiveness of BoD

As stated in 1) The BoD’s Company Policy and Information about Directors, the company limits qualifications of Directors to the ones who have abundance of expertise and experience in the related fields. Additionally, we are carefully reviewing not to appoint candidates who are responsible for damage to corporate value or infringement of shareholders’ interests. In relation to this, our Directors satisfy all qualifications required by relevant laws and regulations, including Article 382 (3) and 542-8 (2) of the Commercial Act. As of June 1, 2020, the company strives to form competitive BoD by having 5 Inside Directors with expertise and accountability and 7 Outside Directors with expertise and experience in related fields such as industry, finance, academia, legal circles, and accounting.

(Sub-Principle 4-(3) Fairness and independence needs to be secured in the nomination and selection process of Director candidates.

1)	Composition and Activities of the Director Candidate Recommendation Committee

The company has established and operates the Director Candidate Recommendation and Management Committee to recommend Outside Director candidates to the GMoS. The main roles of the Director Candidate Recommendation and Management Committee are to review qualifications of candidates for Outside Directors, recommendations to the GMoS, and to review and check qualification of Inside Directors candidates. In addition, preliminary deliberations are conducted when selecting members of the Special Committees, and preliminary deliberations are made on the selection of Representative Directors other than the CEO. Moreover, the Outside Director Candidate Recommendation Advisory Panel is operated, standards for agenda and operation of the BoD and Special Committees are set, revision or abolition of the Board of Directors Regulations and pre-review on Special Committees’ composition and operation.

In accordance with Article 542-8 of the Commercial Act, the company ensures independence of the committee by organizing 3 out of 4 members of the Director Candidate Recommendation and Management Committee as Outside Directors. As of June 1, 2020, the Chairman of Director Candidate Recommendation and Management Committee is the Outside Director Kim, Joo-Hyun. In addition, to enhance transparency and independence in the selection process for Outside Director candidates, we operate the Outside Director Candidate Recommendation Advisory Panel composed of a number of representatives who have high understanding of corporate governance. The Outside Director Candidate Recommendation Advisory Panel finds and recommends 3 times more of Outside Directors candidates than those needed to the Director Candidate Recommendation and Management Committee.

2)	Provision of Information about Director Candidates

The Director Candidate Recommendation and Management Committee conducts qualification screening of Outside Director candidates and recommends the candidates to the GMoS in accordance with Article 382 (3) and Article 542-8 (2) of the Commercial Act, and Article 30 and 31 of the Articles of Incorporation. In relation to this, the company discloses information about Outside Director candidates recommended by the Director Candidate Recommendation and Management Committee in advance, as below, in order for shareholders to verify candidates sufficiently.

•	(Table 4-(3)-1) Provision of Details Information about Director Candidates at the GMoS

Date of Provision	Date of GMoS	Candidates		Information	Remarks
		Inside/ Outside Director	Name
February 13, 2018 (24 days before GMoS)	March 9, 2018	Inside	Oh, In-Hwan

[Disclosure of resolution on convocation of GMoS]

1.  Detailed career and specialty of candidates

2.  Terms of candidates and new or re-appointment

3.  Transaction with the company in the last 3 years

4.  Relation with the largest shareholder

Re-appointment
			Chang, In-Hwa		Re-appointment
			Yu, Seong		Re-appointment
			Chon, Jung-Son		New appointment
		Outside	Kim, Sung-Jin

[Disclosure of resolution on convocation of GMoS]

1.  Detailed career and specialty of candidates

2.  Terms of candidates and new or re-appointment

3.  Candidates’ positions other than POSCO

4.  Summary of activities in the Special Committees(for re-appointed Director candidates)

5.  Transaction with the company in the last 3 years

6.  Relation with the largest shareholder

New appointment
			Kim, Joo-Hyun		Re-appointment
			Park, Kyung- Suh		New, shareholders proposal (APG, ROBECO)
			Bahk, Byong-Won		Re-appointment
			Bahk, Byong-Won	[Disclosure of resolution on convocation of GMoS] 1. Information regarding appointment as a new member of Audit Committee 2. Activities in Special Committees	—

March 5, 2018 (4 days before GMoS)	March 9, 2018	Outside	Park, Kyung- Suh	[Disclosure of resolution on convocation of GMoS] 1. Abolition of agenda 4-3 for GMoS due to resignation of the Outside Director candidate	Corrected disclosure on the matter

June 26, 2018 (31 days before GMoS)	July 27, 2018	Inside	Choi, Jeong-Woo

[Disclosure of resolution on convocation of GMoS]

1.  Career and specialty of candidate and term * Candidate for the CEO and the Representative Director

2.  Transaction with the company in the last 3 years

3.  Relation with the largest shareholder

Resolution and Announcement on Convocation of Extraordinary GMoS

February 20, 2019 (23 days before GMoS)	March 15, 2019	Inside	Chang, In-Hwa

[Disclosure of resolution on convocation of GMoS]

1.  Detailed career and specialty of candidates

2.  Terms of candidates and new or re-appointment

3.  Transaction with the company in the last 3 years

4.  Relation with the largest shareholder

Re-appointment
			Chon, Jung-Son		Re-appointment
			Kim, Hag-Dong		New appointment
			Jeong, Tak		New appointment
		Outside	Kim, Shin-Bae

[Disclosure of resolution on convocation of GMoS]

1.  Detailed career and specialty of candidates

2.  Terms of candidates and new or re-appointment

3.  Candidates’ positions other than POSCO

4.  Summary of activities in the Special Committees(for re-appointed Director candidates)

5.  Transaction with the company in the last 3 years

6.  Relation with the largest shareholder

Re-appointment
			Chung, Moon-Ki		Re-appointment
			Pahk, Heui-Jae		New appointment
			Chung, Moon-Ki	[Disclosure of resolution on convocation of GMoS] 1. Information regarding appointment as a new member of Audit Committee 2. Activities in Special Committees	—
February 21, 2020 (34 days before GMoS)	March 27, 2020	Inside	Chang, In-Hwa

[Disclosure of resolution on convocation of GMoS]

1.  Candidate’ information and major occupation

2.  Transaction with the company in the last 3 years

3.  Relation with the largest shareholder

4.  Detailed career and referrer

5.  Whether the candidates are in arrears, were management of insolvent companies and are disqualified by laws

6.  Reasons for candidates recommendation by BoD

7.  Candidates’ signed certifications that certify the above mentioned information

Re-appointment
			Chon, Jung-Son		Re-appointment
			Kim, Hag-Dong		Re-appointment
			Jeong, Tak		Re-appointment
		Outside	Chang, Seung-Wha

[Disclosure of resolution on convocation of GMoS]

1.  Candidate information and major occupation

2.  Transaction with the company in the last 3 years

3.  Relation with the largest shareholder

4.  Detailed career and referrer

5.  Whether the candidate is in arrears, was management of insolvent companies and is disqualified by laws

6.  Candidate’s work plans

7.  Reasons for candidate recommendation by BoD

8.  Candidate’s signed certification that certifies the above mentioned information

Re-appointment

Pahk, Heui-Jae

[Disclosure of resolution on convocation of GMoS]

1.  Candidate information and major occupation

2.  Transaction with the company in the last 3 years

3.  Relation with the largest shareholder

4.  Detailed career and referrer

5.  Whether the candidate is in arrears, was management of insolvent companies and is disqualified by laws

6.  Reasons for candidate recommendation by BoD

7.  Candidate’s signed certification that certifies the above mentioned information

Appointed as a new member of Audit Committee

3) The Cumulative Voting System and Minority Shareholders, Etc.

The company does not exclude the cumulative voting system in relation to exercise shareholders’ voting rights for appointment of Directors. In accordance with Articles 382-2 and 542-7 of the Commercial Act, when there is a convocation of the GMoS for the purpose of appointing two or more Directors, shareholders, who hold shares equal or more of one hundredth of the total issued shares excluding shares without voting rights, can request the company to apply cumulative voting system in writing or electronically 6 weeks prior to the GMoS date (in the case of Ordinary GMoS, the base GMoS date for 6 weeks calculation is the same date of Ordinary GMoS in the previous year). In the case of a request for cumulative voting, each shareholder per share has the same number of voting rights as the number of Directors to be elected, and the voting rights can be exercised by concentrating the vote on one or more than one candidate. In the case of electing Directors by the method of cumulative voting, those who won most votes will be sequentially elected.

In order to reflect the opinions of minority shareholders in the process of recommending and selecting candidates for Directors, we are recommending candidates for Directors from minority shareholders in accordance with Article 363-2 of the Commercial Act, and operate in accordance with applicable laws and regulations. Shareholders, who hold more than 0.5% of shares with voting rights from 6 months before the GMoS, can propose certain matters as agendas for GMoS six weeks before the GMoS by submitting the proposal to the Director in writing or electronic documents. In relation to this, on January 25, 2018, Dutch asset managers APG and Robeco proposed Professor Park, Kyung-Suh of Korea University as an Outside Director candidate pursuant to Article 363-2 and Article 542-6 (2) of the Commercial Act, Our Director Candidate Recommendation Committee (currently the Director Candidate Recommendation and Management Committee) recommended Professor Park, Kyung-Suh as an Outside Director candidate after the candidate eligibility review, and the appointment of the candidate was proposed as an agenda of the 50th GMoS. However, as candidate Park, Kyung-Suh voluntarily resigned from the Outside Director candidate due to personal reasons, the candidate’s agenda was disposed.

To facilitate shareholders’ recommendation of Outside Director candidates in the process of selecting candidates for Directors and selecting Directors, we guide shareholders through e-mails, etc. for recommendation of Outside Director candidates. In order to strengthen communication with shareholders and secure various candidates for Outside Directors, since 2018, the “Shareholders Recommendation” procedure has been introduced in which shareholders participate directly in the process of finding candidates for Outside Directors. Like other candidates, the recommended candidates are screened by the Outside Director Candidate Recommendation Advisory Panel to determine whether or not to be included in the candidate list.

(Sub-Principle 4-(4) Persons responsible for damage to corporate value or infringement of shareholders’ rights should not be appointed as executives.

1)	Executives Status

The number of the company executives are total 81, including 12 registered executives (5 Inside Directors and 7 Outside Directors), 69 non-registered executives. The details are described as below.

•	(Table 4-(4)-1) Executive Status (Including non-registered executives)

Name	Gender	Position	Registered/ Non-registered	Full Time/ Non-Full Time	In-charge / Title
Choi, Jeong-Woo	Male	Chairman and Representative Director	Registered	Full Time	Overall company management / Chairman of Executive Management Committee

Chang, In-Hwa	Male	President and Representative Director	Registered	Full Time	Head of Steel Business Unit, member of Finance and Related Party Transactions Committee, member of Executive Management Committee

Chon, Jung-Son	Male	Senior Executive Vice President	Registered	Full Time	Head of Global & Infra Business Unit and Head of Corporate Strategy & Planning Division, member of Director Candidate Recommendation and Management Committee, member of Executive Management Committee
Kim, Hag-Dong	Male	Senior Executive Vice President	Registered	Full Time	Head of Steel Production & Technology Division, member of Executive Management Committee

Jeong, Tak	Male	Senior Executive Vice President	Registered	Full Time	Head of Marketing Division, member of Executive Management Committee

Chung, Moon-Ki	Male	Outside Director	Registered	Non-Full Time	Chairman of BoD, member of Audit Committee

Bahk, Byong-Won	Male	Outside Director	Registered	Non-Full Time	Member of Director Candidate Recommendation and Management Committee, Chairman of Audit Committee

Kim, Joo-Hyun	Male	Outside Director	Registered	Non-Full Time	Chairman of Director Candidate Recommendation and Management Committee, member of Evaluation and Compensation Committee

Kim, Shin-Bae	Male	Outside Director	Registered	Non-Full Time	Chairman of Evaluation and Compensation Committee, member of Finance and Related Party Transactions Committee

Chang, Seung-Wha	Male	Outside Director	Registered	Non-Full Time	Member of Evaluation and Compensation Committee, member of Finance and Related Party Transactions Committee

Kim, Sung-Jin	Male	Outside Director	Registered	Non-Full Time	Chairman of Finance and Related Party Transactions Committee, member of Evaluation and Compensation Committee

Pahk, Heui-Jae	Male	Outside Director	Registered	Non-Full Time	member of Director Candidate Recommendation and Management Committee, member of Audit Committee

Oh, Gyu-Seok	Male	Senior Executive Vice President	Non-registered	Full Time	Head of New Growth Business Unit

Kim, Jhi-Yong	Male	Senior Executive Vice President	Non-registered	Full Time	President, PT Krakatau POSCO Co., Ltd.

Chung, Chang-Hwa	Male	Senior Executive Vice President	Non-registered	Full Time	Head of Management Support Division

Yoo, Byeong-Og	Male	Senior Executive Vice President	Non-registered	Full Time	Head of Purchasing and Investment Division

Lee, Si-Woo	Male	Senior Executive Vice President	Non-registered	Full Time	Head of Gwangyang Works

Lee, Duk-Lak	Male	Senior Executive Vice President	Non-registered	Full Time	Head of Technical Research Laboratories

Nam, Soo-Hi	Male	Senior Executive Vice President	Non-registered	Full Time	Head of Pohang Works

Lee, Sung-Wook	Male	Senior Executive Vice President	Non-registered	Full Time	Head of Legal Affairs Office

Kim, Gyo-Sung	Male	Executive Vice President	Non-registered	Full Time	Head of Automotive Steel Research Lab

Yang, Weon-Jun	Male	Executive Vice President	Non-registered	Full Time	Head of Corporate Citizenship Office

Lim, Seung-Kyu	Male	Executive Vice President	Non-registered	Full Time	Head of Finance Office

Choo, Se-Don	Male	Executive Vice President	Non-registered	Full Time	Head of Steel Solution Research Lab

Jung, Duk-Kyoon	Male	Executive Vice President	Non-registered	Full Time	Head of Information Planning Office

Choi, In-Suk	Male	Executive Vice President	Non-registered	Full Time	Deputy Head of Pohang Works (Administration)

Lee, Ju-Tae	Male	Executive Vice President	Non-registered	Full Time	Head of Corporate Strategy Office

Ha, Dae-Ryong	Male	Executive Vice President	Non-registered	Full Time	Head of Europe Office

Kim, Soon-Ki	Male	Executive Vice President	Non-registered	Full Time	Head of Labor and Cooperation Office

Kim, Bok-Tae	Male	Executive Vice President	Non-registered	Full Time	Logistics Integration TF Team Leader

Kim, Jeoung-Su	Male	Executive Vice President	Non-registered	Full Time	Deputy Head of Gwangyang Works (Administration)

Kim, Kwang-Moo	Male	Executive Vice President	Non-registered	Full Time	Head of Steel Business Planning & Coordination Office

Kim, Kyung-Han	Male	Executive Vice President	Non-registered	Full Time	Head of International Trade Office

Kim, Min-Chul	Male	Executive Vice President	Non-registered	Full Time	Head of Investment Planning & Engineering Office

Kim, Ki-Soo	Male	Executive Vice President	Non-registered	Full Time	Head of Process and Engineering Research Lab

Choi, Yong-Jun	Male	Executive Vice President	Non-registered	Full Time	Deputy Head of Pohang Works (Process & Quality)

Lee, Jae-Yeol	Male	Executive Vice President	Non-registered	Full Time	Head of Business & Administration Support Office

Park, Hyeon	Male	Senior Vice President	Non-registered	Full Time	Head of Safety & Environmental Planning Office

Song, Kyung-Hwa	Male	Senior Vice President	Non-registered	Full Time	Head of Stainless Steel Marketing Office

Lee, Jean-Su	Male	Senior Vice President	Non-registered	Full Time	Deputy Head of Gwangyang Works (Hot and Cold Rolling)

Kim, Young-Joong	Male	Senior Vice President	Non-registered	Full Time	Head of Marketing Strategy Office

Song, Yong-Sam	Male	Senior Vice President	Non-registered	Full Time	Head of Automotive Materials Marketing Office

Lee, Yu-Kyung	Female	Senior Vice President	Non-registered	Full Time	Head of Plant, Equipment and Materials Procurement Office

Lee, Hee-Geun	Male	Senior Vice President	Non-registered	Full Time	Deputy Head of Pohang Works (Iron and Steel Making)

Lee, Ju-Hyeob	Male	Senior Vice President	Non-registered	Full Time	Deputy Head of Pohang Works (Stainless Steel Production)

An, Geun-Sik	Male	Senior Vice President	Non-registered	Full Time	Deputy Head of Gwangyang Works (Process & Quality)

Lee, Kyung-Sub	Male	Senior Vice President	Non-registered	Full Time	Head of Investment Strategy Office

Jung, Bum-Su	Male	Senior Vice President	Non-registered	Full Time	Deputy Head of Gwangyang Works (Maintenance)

Nam, Jae-Bok	Male	Senior Vice President	Non-registered	Full Time	Giga Steel Commercialization TF Team Leader, Gwangyang Works

Lee, Sang-Ho	Male	Senior Vice President	Non-registered	Full Time	Head of Production Division, PT Krakatau POSCO Co., Ltd.

Kim, Sang-Gyun	Male	Senior Vice President	Non-registered	Full Time	Head of Construction Steel Materials Marketing Office

Chung, Seok-Mo	Male	Senior Vice President	Non-registered	Full Time	Head of LiB Materials Business Office

Kim, Won-Hee	Male	Senior Vice President	Non-registered	Full Time	Head of Global Infra Business Management Office

Ahn, Sang-Bog	Male	Senior Vice President	Non-registered	Full Time	Head of Steel Product Research Lab

Han, Soo-Ho	Male	Senior Vice President	Non-registered	Full Time	PT KP Downstream Construction Cooperation TF Team Leader

Choi, Young	Female	Senior Vice President	Non-registered	Full Time	Head of Communication Office

Lee, Cheol-Ho	Male	Senior Vice President	Non-registered	Full Time	Head of Labor and Management Development Group

Yoon, Chang-Woo	Male	Senior Vice President	Non-registered	Full Time	Head of Electrical and Electronic Materials Marketing Office

Jeong, Dae-Hyung	Male	Senior Vice President	Non-registered	Full Time	Head of Business Assessment Office

Yang, Byeong-Ho	Male	Senior Vice President	Non-registered	Full Time	Head of Human Resources and Corporate Culture Office

Hwang, Guy-Sam	Male	Senior Vice President	Non-registered	Full Time	Deputy Head of Pohang Works (Hot and Cold Rolling)

Kim, Sang-Chul	Male	Senior Vice President	Non-registered	Full Time	Head of Energy and Shipbuilding Materials Marketing Office

Cho, Ju-Ik	Male	Senior Vice President	Non-registered	Full Time	Head of New Growth Planning Office

Kim, Yong-Soo	Male	Senior Vice President	Non-registered	Full Time	Head of Human Resources Management Office

Oh, Kyung-Shik	Male	Senior Vice President	Non-registered	Full Time	PosMC Technology Development TF Team Leader

Kim, Kyeong-Chan	Male	Senior Vice President	Non-registered	Full Time	Head of Steel Business Planning & Coordination Group

Choi, Jong-Kyo	Male	Senior Vice President	Non-registered	Full Time	High Manganese Steel Solutions TF Team Leader

Chung, Kyung-Jin	Male	Senior Vice President	Non-registered	Full Time	Head of Corporate Audit Office

Song, Chi-Young	Male	Senior Vice President	Non-registered	Full Time	Deputy Head of Pohang Works (Safety and Environment)

Choun, Si-Youl	Male	Senior Vice President	Non-registered	Full Time	Head of Steel Production Technology Strategy Office

Kang, Sung-Wook	Male	Senior Vice President	Non-registered	Full Time	Head of Raw Materials Office I

Lee, Chan-Gi	Male	Senior Vice President	Non-registered	Full Time	Deputy Head of Pohang Works (Maintenance)

Lee, Chang-Hyun	Male	Senior Vice President	Non-registered	Full Time	Deputy Head of Gwangyang Works (Safety and Environment)

Park, Sung-Jin	Male	Senior Vice President	Non-registered	Full Time	Head of Industry-Academy-Research Cooperation Office

Do, Han-Eui	Male	Senior Vice President	Non-registered	Full Time	Head of International Trade, Europe Office

Kim, Hee	Female	Senior Vice President	Non-registered	Full Time	Head of Steel Production Coordination Office

Park, Nam-Sik	Male	Senior Vice President	Non-registered	Full Time	Head of Sales & Production and Technology Planning Group

Yang, Keun-Sik	Male	Senior Vice President	Non-registered	Full Time	Head of Global Quality & Service Management Office

Kim, Dae-Up	Male	Senior Vice President	Non-registered	Full Time	Head of Hot Rolled Steel & Wire Rod Marketing Office

Yoon, Sung-Won	Male	Senior Vice President	Non-registered	Full Time	Head of Raw Materials Office II

Lee, Dong-Ryeol	Male	Senior Vice President	Non-registered	Full Time	Deputy Head of Gwangyang Works (Iron and Steel Making)

2)	Executive Officer Appointment Policy

In order to improve corporate value and shareholder interests, the company has made great efforts and interests in the selection of executive officers. For the candidates for executive officers, the department in-charge verifies professionalism, leadership, and achievements throughout the year, and ethical aspects of candidates are screened through various methods, and only qualified persons who have passed the verification are selected as executive officers.

3)	Inspection on Executive Officers’ Embezzlement, Misconduct or Unfair Transactions under the Financial Investment Services and Capital Markets Act

In 2003, the company established POSCO Code of Ethics. Chapter 4 of the POSCO Code of Ethics Practice Guidelines stipulates the duty of faithfulness to shareholders and investors, including pursuit of increasing shareholder value and fair provision of investment information. In addition, the roles and responsibilities of leaders are defined separately, and it is stipulated to strict responsibility for executive officers and employees who violate the code of ethics in accordance with relevant regulations. In particular, the principle of zero tolerance is applied to violations of bribery, embezzlement, information manipulation, and sexual ethics violations. The electronic oath for Code of Ethics and Compliance is enforced every January for all executive officers and employees of our company. In relation to this, in our company, there have been no cases where persons who had been punished for reasons such as breach of duty, embezzlement, etc. was appointed as executive officers. In addition, even after appointment of executive officers, if an investigation by a related organization is conducted due to serious reasons with the business, regardless of the remaining terms, the executive officers are excluded from work by taking measures such as termination of the delegation contract or dismissal. For reference, to date, the company is not applicable to Executive Officer System, so the details of the implementation of the Executive Officer System have been omitted.

(Core Principle 5) Responsibilities of Outside Directors

•	Outside Directors should to be able to independently participate in important corporate management policy decisions and supervise and support management as member of the BoD.

(Sub-Principle 5-(1) Outside Directors should not have any significant interests in the company and companies should check their interests in the selection stage.

1)	Interests between the Company and Outside Directors

The company complies with applicable laws and regulations in the selection of Outside Directors and in order to secure independence and fairness of Outside Directors in all BoD activities, the company checks in advance whether there are any interests between the company and Outside Directors from the selection process. In terms of the selection process of Outside Directors, we firstly cross-check career of Outside Director candidates and company’s transaction list to check whether there has been any existence of transaction or contract. We also strive to improve independence and fairness of Outside Directors by seeking confirmation from the final candidates that they do not have any transactions or interests with the company.

In addition, as of June 1, 2020, all current Outside Directors have no previous work experience in the company or the company’s related parties, and there have been no transactions with the company or the company’s related party from 2017 to 2019.

•	(Table 5-(1)-1) Relations between Outside Directors and the Company or the Company’s Related Parties

Name	Previous employment in		Transaction in the last 3 business years with
	The company	The company’s related parties	The company	The company’s related parties
Chung, Moon-Ki	No	No	No	No
Kim, Joo-Hyun	No	No	No	No
Bahk, Byong-Won	No	No	No	No
Kim, Shin-Bae	No	No	No	No
Chang, Seung-Wha	No	No	No	No
Kim, Sung-Jin	No	No	No	No
Pahk, Heui-Jae	No	No	No	No

2)	Long-Term Outside Directors

The company operates the Directors term of office within 3 years through related laws such as the Commercial Act and internal regulations such as Article 34 of the Articles of Incorporation, Term of Directors. In addition, since 2005, when the company firstly appointed Outside Directors, there have been no cases that Outside Directors have served for more than 6 years.

•	(Table 5-(1)-2) Years in the Office by Outside Directors

Name	Years in the office	Reason for over 6 years long-term employment
Chung, Moon-Ki	3 years and 2 months	Not Applicable
Kim, Joo-Hyun	5 years and 2 months	Not Applicable
Bahk, Byong-Won	5 years and 2 months	Not Applicable
Kim, Shin-Bae	3 years and 2 months	Not Applicable
Chang, Seung-Wha	3 years and 2 months	Not Applicable
Kim, Sung-Jin	2 years and 2 months	Not Applicable
Pahk, Heui-Jae	1 year and 2 months	Not Applicable

In addition, regarding Outside Directors at positions in other companies, the company manages it according to related laws and regulations, such as the Commercial Act. And Outside Directors need to share to the BoD and the company in advance about other activities that may have significant impact on attendances and activities of BoD.

3)	Significant Interests between Outside Directors and the Company

As stated in 1) Interests between the company and Outside Directors and 2) Long-Term Outside Directors, in the process of selecting Outside Directors, we are primarily verifying existence of a transaction or contract between each other by cross-checking the past career of Outside Director candidates and our transaction history. And we strive to improve independence and fairness of Outside Directors by having confirmation from our final candidates that they do not have any transactions or interests with the company. As of June 1, 2020, all current Outside Directors have no previous work experience with the company and the company’s related parties, and there have been no transactions with the company or the company’s related parties from 2017 to 2019. In addition, since 2005, when the company firstly appointed Outside Directors, there have been no cases that Outside Directors have served for more than 6 years.

(Sub-Principle 5-(2) Outside Directors should put in sufficient time and effort to fulfill their duties faithfully.

1)	Work Plan of Outside Directors (Permission Criteria to be Positioned in Other Companies)

In accordance with Article 542-8 of the Commercial Act and Article 34 of the Enforcement Decree of the Commercial Act, the company complies with the disqualification factors for the appointment of Outside Directors. Even after appointment of Outside Directors, if it is applicable, the Outside Director loses the position.

Other than the disqualification factors for the appointment of Outside Directors stipulated in the Act and the Enforcement Decree, Outside Directors need to inform in advance to the BoD and the company about any other activities that can have significant impact on attending and participating in the BoD.

As of June 1, 2020, the table below shows the current status of Outside Directors positioned in other companies or organizations.

•	(Table 5-(2)-1) The current status of Outside Directors positioned in other companies or organizations

Name (Audit Committee member)1)	Initial Date of Appointment	End Date of Term	Current Position	Other Positions
				Name of Company or Organization 2)	Position	Term	Listed/ Unlisted Company
Chung, Moon-Ki (Audit Committee member)	March 10, 2017	Till 2022 Ordinary GMoS	Professor at Department of Business Administration, Sungkyunkwan University	Daishin Savings Bank Co.,Ltd.	Outside Director (Audit Committee member)	March 18, 2016 ~ Present	Unlisted

Kim, Joo-Hyun	March 13, 2015	Till 2021 Ordinary GMoS	—	—	—	—	—

Bahk, Byong-Won (Chairman of Audit Committee)	March 13, 2015	Till 2021 Ordinary GMoS	Honorary Chairperson of Korea Employers Federation	Lotte Insurance Co., Ltd.	Outside Director (Audit Committee Member)	October 10, 2019 ~ Present	Listed

Kim, Shin-Bae	March 10, 2017	Till 2022 Ordinary GMoS	—	—	—	—	—

Chang, Seung-Wha	March 10, 2017	Till 2023 Ordinary GMoS	Dean, Seoul National University School of Law	—	—	—	—

Kim, Sung-Jin	March 9, 2018	Till 2021 Ordinary GMoS	—	KB Kookmin Card Co., Ltd.	Outside Director	April 1, 2019 ~ Present	Unlisted

Pahk, Heui-Jae (Audit Committee member)	March 15, 2019	Till 2022 Ordinary GMoS	Professor, Mechanical & Aerospace Engineering, Seoul National University	Korea Association of Industrial Tech. Security	President	February 2017 ~ Present	Non-profit organization

1)	If the Outside Director is the Audit Committee member, it is stated under the name.
2)	Other company or organization includes non-profit corporation, foundation, etc.

2)	Sufficient Time and Effort Input for Faithful Performance of Outside Directors

Our Director Candidate Recommendation and Management Committee recommends the following persons as Outside Directors based on the criteria for finding and reviewing candidates for Outside Directors:

•	Persons whose independence is secured and not subject to reasons for disqualification of Outside Directors under the Commercial Act and the New York Stock Exchange listing regulations,

•	Persons who have abundant expertise and experience in the field and have considerable insight in management, and

•	Persons who can put significant time into the performance as Outside Directors

In 2019, the company held 10 BoD meetings and 32 Special Committees, and the attendance rate of Directors was 100%. In addition, all Outside Directors participated in 2 strategic sessions, 2 Outside Directors’ meetings, and leadership sessions as the main activities of the BoD and in order to strengthen communication with major shareholders, Outside Directors IR that Outside Directors participated, was held twice with major institutional investors such as the National Pension Service, BlackRock, etc.

Our Outside Directors are devoting sufficient time and effort to fulfill their duties and doing their best to fulfill the rights and roles of the BoD.

(Sub-Principle 5-(3) The company needs to provide sufficient information, resources, etc. for the performance of Outside Directors.

1)	Information, human and other resources provision process to Outside Directors and provision history

The company can seek the assistance of experts at the expense of the company for the performance of Outside Directors in accordance with the Board of Directors Regulations, and it is stipulated to pay expenses necessary for the performance of work such as cost of researching data and information related to work.

To the final candidates for Outside Director, recommended to the GMoS, the status of POSCO’s management and BoD is explained. Once the Directors are elected at the GMoS, the business briefing is held to report on mid to long-term strategy and business goals of the group, steel manufacturing process, the current and prospects of the steel industry domestically and globally, POSCO marketing and overseas subsidiaries, and the status of POSCO group’s domestic companies.

We have an assisting administrator, the Head of Corporate Strategy Office and Executive Vice President, to support all tasks of the BoD and Outside Directors. In the Corporate Strategy Planning Group under the Corporate Strategy Office, a dedicated organization consisting of the head of the group, one section leader and two managers has been established to respond to requests for information from Outside Directors.

•	(Table 5-(3)-1) Meetings only with Outside Directors from January 1, 2019 to June 1 ,2020

Term	Ordinary/ Extraordinary	Date of meeting	Attended Outside Directors	Meeting agenda	Remarks
1st	Ordinary	June 14, 2019	All 7 Outside Directors	• Progress of Samcheok power plant, etc.	—

2nd	Ordinary	October 11, 2019	All 7 Outside Directors	• Impact on lithium business due to foreign currency control of Argentina • Discussion on future CEO role model of POSCO, etc.	—

2)	Sufficient information provision such as necessary data or resources to the Outside Directors in order for their work performance

The company regularly provides business performance, analyst reports, market conditions and prospects of steel, iron ore and coal to all Outside Directors, and provides information on various issues related to the company at all times.

For important investment agendas that require decision by the BoD, prior reports are held to provide sufficient explanation and data. And progress on the agendas approved by the BoD is continuously reported.

We are making efforts to secure sufficient discussion time by holding BoD meetings on separate dates with Special Committees such as the Audit Committee and the Evaluation and Compensation Committee. If additional information is required other than the information provided to each committee, separate meetings may be held for each committee in order for sufficient review.

(Core Principle 6) Evaluation of Outside Directors Activities

•	In order to induce active performance of Outside Directors, their activities should be evaluated fairly, and based on the results pay compensation and re-appointment should determine.

(Sub-Principle 6-(1) The evaluation of Outside Directors should be based on individual performance, and the evaluation results should be reflected in the re-appointment decision.

1)	Execution of evaluation on the BoD and Outside Directors

In order to increase the external credibility of the governance structure and discover improvements in the operation of the BoD, the BOD evaluation system has been introduced and operated since 2010. The evaluation is conducted during every 1st quarter of each year and reported to the BoD on every May. The evaluation method consists of a form in which all Directors evaluate the BoD and the Special Committees they belong in quantitative 5-point rating and description of qualitative opinions. The evaluation form consists of 27 items in 4 areas of BoD responsibilities, structure and operation, 8 to 9 items for each Special Committee, and the results are used to improve operations through BoD reports and consultations.

Individual evaluations on Outside Directors are not conducted in order to maintain free and critical communication and teamwork. If it is necessary to review Outside Directors evaluation in the future, we will consider the pros and cons of its application, the usability of the results comprehensively and discuss with the BoD before deciding whether to apply it. However, when reviewing re-appointment of Outside Directors, the overall results of the Outside Directors’ activities, such as evaluation results of the BoD and Special Committees, attendance rate of each Outside Director, and remarks made at the meetings of the BoD and Special Committees, are comprehensively considered and used as references.

(Sub-Principle 6-(2) The remuneration of Outside Directors needs to be determined at an appropriate level in consideration of evaluation results, responsibility and risks of performance.

1)	Remuneration of Outside Directors

The compensation of Outside Directors is determined by comprehensively considering cases of other companies with similar level of work and size, and social perception, etc. and the remuneration details of Outside Directors are disclosed in the annual business reports.

2)	Future plans

The BoD does not conduct independent evaluations of Outside Directors in order to maintain free and critical communication and teamwork. If it is necessary to review Outside Directors evaluation in the future, we will consider the pros and cons of its application, the usability of the results comprehensively and discuss with the BoD before deciding whether to apply it.

(Core Principle 7) Operation of BoD

•	The BoD needs to be operates efficiently and reasonably so that it can determine the best business intention for the benefit of the company and shareholders.

(Sub-Principle 7-(1) In principle, the BoD needs to be held regularly, and the BoD operating regulations need to be prepared which specifically define the authorities, responsibilities, and operating procedures.

1)	Operation of BoD

In accordance with Article 7 of the Board of Directors Regulations, the BoD is divided into ordinary and extraordinary Board meetings, and ordinary Board meetings are held in January, February, March, May, August, November, and December. It is stipulated to hold an extraordinary BoD meeting when there is an urgent agenda. The Board of Directors Regulations are posted on the website.

The BoD meeting is convened by the Chairman, and each Director can request the Chairman to convene a meeting if necessary. If the Director is unable to attend the BoD meeting, he or she may be allowed to participate in the resolution by means of a telecommunication method that transmits and receives voice, in which case the Director is considered to have attended the meeting.

The schedule of the BoD is decided and notified by the previous year’s BoD so that sufficient time can be given to prepare materials and to notify the BoD meetings. As a result, the Board meetings attendance rate of Outside Directors in 2019 is 100%.

In 2019, a total of 7 ordinary and 3 extraordinary Board meetings were held, and in 2020, as of June 1, total 5 Board meetings were held: 4 ordinary Board meetings and 1 extraordinary Board meeting.

The ordinary and extraordinary meetings of the BoD under the Board of Directors Regulations are as follows.

•	(Table 7-(1)-1) Ordinary and extraordinary BoD meetings

No.	Agenda		Approval or Report	Ordinary or Extraordinary	Date of meeting	Date of agenda announced	Attendance
	Agenda type	Description
1	Deliberation	Approval of the financial statements for the 51st fiscal year and the convocation schedule for the 51st GMoS	Approved	Ordinary	January 30, 2019	January 25, 2019	All 12 Directors attended
	Deliberation	Announcement of completion on POSCO P&S merger	Approved
	Deliberation	Compliance Officer Appointment	Approved
	Deliberation	Donation for Indonesian tsunami damage recovery	Approved
	Report	Business result for 2018	Report
	Report	Operation status of internal accounting control system in 2018	Report

2	Deliberation	Agenda for the 51st GMoS and execution of electronic voting	Approved	Ordinary	February 20, 2019	February 14, 2019	All 12 Directors attended
	Deliberation	Recommendation of candidates for the Inside Director position (Excluding the CEO and the Representative Director)	Approved

3	Deliberation	Appointment of the Chairman of the BoD	Approved	Ordinary	March 15, 2019	March 12, 2019	All 12 Directors attended
	Deliberation	Appointment of Special Committees members	Approved
	Deliberation	Designation of Representative Directors and presenting positions to Inside Directors	Approved

4	Deliberation	Business restructuring plan for By-product gas generation and LNG Terminal	Approved	Extraordinary	April 12, 2019	April 10, 2019	All 12 Directors attended
	Deliberation	Donation for Gangwon Province forest fire restoration	Approved

5	Deliberation	Resolution of the 1st quarter dividend payment of 2019	Approved	Ordinary	May 19, 2019	May 7, 2019	All 12 Directors attended
	Deliberation	Financing plan for 2019	Approved
	Deliberation	Capital Increase and extension of the payment guarantee period for Brazil CSP	Approved
	Deliberation	Transaction plans with related parties for 2019	Approved
	Report	Business performance for the 1st quarter of 2019	Report
	Report	BoD Performance and Evaluation Results of 2018	Report
	Report	Selection criteria for new growth domain of business and list of domains	Report
	Report	Establishment of venture platform to discover new growth business	Report
	Report	The result of publicizing 50th anniversary of foundation project and future plans	Report

6	Deliberation	Approval on spin-off and small scale merger of By-product gas generation business	Approved	Extraordinary	June 14, 2019	June 7, 2019	All 12 Directors attended
	Report	Enactment of Corporate Citizenship Charter	Report

7	Deliberation	Resolution of the 2nd quarter dividend payment of 2019	Approved	Ordinary	July 29, 2019	July 24, 2019	All 12 Directors attended
	Report	The current status of implementation of the resolved agendas by BoD and Special Committees in 2019	Report
	Report	Business performance for the first half of 2019 and outlook of 2019	Report
	Report	POSCO Group’s Business Status in China	Report
	Report	Changes in global trade circumstances	Report
	Report	Employee safety report	Report

8	Deliberation	Notice of completion on split-off & merger of By-product gas generation business	Approved	Extraordinary	September 6, 2019	September 2, 2019	All 12 Directors attended
	Deliberation	Contribution to POSCO Education Foundation	Approved
	Deliberation	Financing plan for the 2nd half of 2019	Approved
	Report	Report on Korea-Japan trade circumstances	Report

9	Deliberation	Resolution of the 3rd quarter dividend payment of 2019	Approved	Ordinary	November 1, 2019	October 29, 2019	All 12 Directors attended
	Deliberation	Invested in venture fund to discover new growth business	Approved
	Deliberation	Lease contract for lime sintering facilities	Approved
	Deliberation	Improvement on payment type of long-term incentive policy	Approved
	Deliberation	Revision on the Board of Directors Regulations	Modified and approved
	Report	Status of implementation of the resolved agendas in 2019 by the BoD and Special Committees	Report
	Report	Business Results of the 3rd quarter of 2019 and annual forecast	Report
	Report	Improvement plan on POSCO SS VINA business structure	Report

10	Deliberation	Mid-term business strategy and business plan for 2020	Approved	Ordinary	December 13, 2019	December 9, 2019	All 12 Directors attended
	Deliberation	Capital increase for improvement of POSCO SS VINA business structure	Approved
	Deliberation	Year-end donation for the underprivileged	Approved
	Report	Compliance results on compliance control standards	Report
	Report	The recent trend of corporate governance and investor interests	Report
	Report	Major business issues for the upstream manufacturing related parties in abroad	Report
	Report	With POSCO Business Improvement Task Performance	Report

1	Deliberation	Approval of the 52nd financial statements and schedule for the GMoS	Approved	Ordinary	January 31, 2020	January 28, 2020	All 12 Directors attended
	Report	Status of implementation of the resolved agendas in 2019 by the BoD	Report
	Report	Business Performance in 2019	Report
	Report	Operation status of internal accounting management system in 2019	Report
	Report	Evaluation of 2019 internal accounting management system operation	Report

2	Deliberation	Agendas for the 52nd GMoS	Approved	Ordinary	February 21, 2020	February 17, 2020	All 12 Directors attended
	Deliberation	Recommendation of Inside Director candidates (Except the CEO and the Representative Director)	Approved

3	Deliberation	Appointment of the Chairman of BoD	Approved	Ordinary	March 27, 2020	March 23, 2020	11 out of 12 Directors attended
	Deliberation	Appointment of members of Special Committees	Approved
	Deliberation	Appointment of Representative Directors and provision of Inside Director positions	Approved
	Deliberation	Donation to help organizations and institutions against COVID-19 virus	Approved

4	Deliberation	Decision on contract for share repurchase trust	Approved	Extraordinary	April 10, 2020	April 8, 2020	11 out of 12 Directors attended

5	Deliberation	Resolution of the 1st quarter dividend payment of 2020	Approved	Ordinary	May 8, 2020	April 30, 2020	All 12 Directors attended
	Deliberation	Plans for transaction with related parties in 2020	Approved
	Report	Business performance in the 1st quarter of 2020	Report
	Report	The progress and plan of venture platform	Report
	Report	The performance and assessment of BoD in 2019	Report
	Report	Plan for group logistics integration	Report

2)	Whether holding regular BoD meetings

The company holds ordinary Board meetings and extraordinary Board meetings, and the ordinary Board meetings are held in January, February, March, May, August, November, and December. And as shown in the above (Table 7-(1)-1) Ordinary and extraordinary BoD meetings], we try to comply the months of the meetings.

(Sub-Principle 7-(2) The BoD shall write the minutes in detail at each meeting, and disclose activities of individual Directors such as attendance rate and agenda items.

1)	BoD meeting minutes and preservation

In accordance with Article 15 of the Board of Directors Regulations, the minutes of the BoD meetings are written. In the minutes, agendas, progress, results, opposing Directors and the reasons are written and the attended Directors sign or stamp on the minutes. The original minutes of the BoD meetings are kept in the department in-charge, and the copies are kept in the departments related to the resolutions for 10 years.

2)	BoD meetings attendance rate and agendas approval rate of individual Directors who served in the last 3 business years

The details of individual Directors’ attendance at the BoD meetings and the attendance rate and agendas approval rate of individual Directors who have served in the last 3 business years are detailed below.

• (Table 7-(2)-1) Attendance rate of Directors	(From January 1, 2019 to March 14, 2019)

Inside or Outside Directors	No.	1	2	Remarks
	Date of meeting	January 30, 2019	February 20, 2019
Inside	Choi, Jeong-Woo	Attended	Attended
	Oh, In-Hwan	Attended	Attended
	Chang, In-Hwa	Attended	Attended
	Yu, Seong	Attended	Attended
	Chon, Jung-Son	Attended	Attended
Outside	Kim, Joo-Hyun	Attended	Attended
	Lee, Myung-Woo	Attended	Attended
	Bahk, Byong-Won	Attended	Attended
	Kim, Shin-Bae	Attended	Attended
	Chung, Moon-Ki	Attended	Attended
	Chang, Seung-Wha	Attended	Attended
	Kim, Sung-Jin	Attended	Attended

*

At the 51st Ordinary GMoS, held in March 15, 2019, Outside Director Lee, Myung-Woo and Inside Director Oh, In-Hwan and Yu, Seong retired due to the expiration of their terms. Outside Director Pahk, Heui-Jae and Inside Director Kim, Hag-Dong and Jeong, Tak were newly appointed.

(From March 15, 2019 to May 29, 2020)

	No.	3	4	5	6	7	8	9	10	1	2	3	4	5
	Date of Meeting	March 15, 2019	April 12, 2019	May 10, 2019	June 14, 2019	July 29, 2019	September 6, 2019	November 1, 2019	December 13, 2019	January 31, 2020	February 21, 2020	March 27, 2020	April 10, 2020	May 8, 2020
Inside	Choi, Jeong-Woo	Attended	Attended	Attended	Attended	Attended	Attended	Attended	Attended	Attended	Attended	Attended	Attended	Attended
	Chang, In-Hwa	Attended	Attended	Attended	Attended	Attended	Attended	Attended	Attended	Attended	Attended	Attended	Attended	Attended
	Chon, Jung-Son	Attended	Attended	Attended	Attended	Attended	Attended	Attended	Attended	Attended	Attended	Attended	Attended	Attended
	Kim, Hag-Dong	Attended	Attended	Attended	Attended	Attended	Attended	Attended	Attended	Attended	Attended	Attended	Attended	Attended
	Jeong, Tak	Attended	Attended	Attended	Attended	Attended	Attended	Attended	Attended	Attended	Attended	Attended	Attended	Attended

Outside	Kim, Shin-Bae	Attended	Attended	Attended	Attended	Attended	Attended	Attended	Attended	Attended	Attended	Attended	Attended	Attended
	Bahk, Byong-Won	Attended	Attended	Attended	Attended	Attended	Attended	Attended	Attended	Attended	Attended	Attended	Attended	Attended
	Kim, Joo-Hyun	Attended	Attended	Attended	Attended	Attended	Attended	Attended	Attended	Attended	Attended	Attended	Attended	Attended
	Chung, Moon-Ki	Attended	Attended	Attended	Attended	Attended	Attended	Attended	Attended	Attended	Attended	Absent	Absent	Attended
	Chang, Seung-Wha	Attended	Attended	Attended	Attended	Attended	Attended	Attended	Attended	Attended	Attended	Attended	Attended	Attended
	Kim, Sung-Jin	Attended	Attended	Attended	Attended	Attended	Attended	Attended	Attended	Attended	Attended	Attended	Attended	Attended
	Pahk, Heui-Jae	Attended	Attended	Attended	Attended	Attended	Attended	Attended	Attended	Attended	Attended	Attended	Attended	Attended

•	(Table 7-(2)-2) Individual Director’s Board meeting attendance rate and approval rate in the last 3 business years

Name	Inside or Outside Director	BoD Term	Attendance rate(%)				Approval rate(%)
			Average in the last 3 years	In the last 3 years 1)			Average in the last 3 years	In the last 3 years
				2019	2018	2017		2019	2018	2017
Choi, Jeong-Woo	Inside	March 11, 2016~ March 9, 2018, July 27, 2018~ Present	100	100	100	100	100	100	100	100
Chang, In-Hwa	Inside	March 10, 2017~ Present	100	100	100	100	100	100	100	100
Chon, Jung-Son	Inside	March 9, 2018~ Present	100	100	100	—	100	100	100	—
Kim, Hag-Dong	Inside	March 15, 2019~ Present	100	100	—	—	100	100	—
Jeong, Tak	Inside	March 15, 2019~ Present	100	100	—	—	100	100	—	—
Kim, Shin-Bae	Outside	March 10, 2017~ Present	100	100	100	100	100	100	100	100
Bahk, Byong-Won	Outside	March 13, 2015~ Present	100	100	100	100	100	100	100	100
Kim, Joo-Hyun	Outside	March 13, 2015~ Present	100	100	100	100	100	100	100	100
Chung, Moon-Ki	Outside	March 10, 2017~ Present	100	100	100	100	100	100	100	100
Chang, Seung-Wha	Outside	March 10, 2017~ Present	100	100	100	100	100	100	100	100
Kim, Sung-Jin	Outside	March 9m 2018~ Present	100	100	100	—	100	100	100	—
Pahk, Heui-Jae	Outside	March 15, 2019~ Present	100	100	—	—	100	100	—	—

1)	The year that the Director was not the BoD member marked as “-”.

(Core Principle 8) Special Committees under BoD

•	In order for effective operation, the BoD must establish a committee that performs specific functions and roles inside.

(Sub-Principle 8-(1) More than half of the committee members within the BoD should be composed of Outside Directors, but the audit committee and compensation (reward) committee must be composed of all Outside Directors.

1)	Special Committees under the BoD

The company operates five Special Committees in the BoD: Director Candidate Recommendation and Management Committee, Evaluation and Compensation Committee, Finance and Related Party Transactions Committee, Audit Committee, and Executive Management Committee. Please refer to Sub-Principle 4-(1) for the current status of the committees’ installation, major roles, and composition.

2)	Composition of Outside Directors in the Special Committees

Each Special Committee within the BoD is composed of more than half of Directors as Outside Directors, except the Executive Management Committee which is in charge of reviewing and deliberating steel investments that are closely related to changes in the business environment such as global economy. Evaluation and Compensation Committee and Audit Committee consist of all Outside Directors in order to ensure independent decision-making by Special Committees.

(Sub-Principle 8-(2) The organization, operation and authority of all committees must be clearly stated, and the committees must report the resolutions to the BoD.

1)	Whether the organization, operation and authority of Special Committees within the BoD are prescribed

Based on laws and regulations, the company puts provisions related to the Special Committees on Article 38, Paragraphs 2 and Article 45 of the Articles of Incorporation, and provides the basis for delegating the powers of the BoD to the Special Committees. In addition, in Chapter 4 of the Board of Directors Regulations, the procedures for the composition, convening process, and notification obligations of the Special Committees are clearly stated. The Board of Directors Regulations and the asterisk specifically state the Special Committees’ deliberation agendas, therefore, the committees decide on the matters delegated from the BoD.

Among the Special Committees, Director Candidate Recommendation and Management Committee and Audit Committee are required by the Commercial Act. The rest of 3 Special Committees were established by the BoD voluntarily in order to increase expertise, independence and efficiency of the Board. Finance and Related Party Transactions Committee and Audit Committee are operated with experts who were in the fields of industries, accounting and finance, and considering the expertise of the fields, we minimize the changes of members during the tenure of Directors.

There are total 5 Special Committees under the BoD, Director Candidate Recommendation and Management Committee, Evaluation and Compensation Committee, Finance and Related Party Transactions Committee, Audit Committee, and Executive Management Committee. The composition, role and authority of each committee are as follows.

1.	Director Candidate Recommendation and Management Committee

A.	Composition : 3 Outside Directors, 1 Inside Director (Chairman Kim, Joo-Hyun and member Bahk, Byong-Won, Pahk, Heui-Jae, Chon, Jung-Son)

B.

Role and authority : Eligibility review of Outside Director candidates and recommendation to the GMoS, pre-review and eligibility review on Inside Director candidates, pre-review on candidates for Special Committees member, etc.

2.	Evaluation and Compensation Committee

A.	Composition : 4 Outside Directors (Chairman Kim, Shin-Bae and member Kim, Joo-Hyun, Chang, Seung-Wha, Kim, Sung-Jin)

B.	Role and authority : Evaluation on management, compensation plan review and establishment, etc.

3.	Finance and Related Party Transactions Committee

A.	Composition : 3 Outside Directors, 1 Inside Director (Chairman Kim, Sung-Jin, and member Kim, Shin-Bae, Chang, Seung-Wha, Chang, In-Hwa)

B.	Role and authority : Review on donations, external investments, etc.

4.	Audit Committee

A.	Composition : Outside Directors 3 (Chairman Bahk, Byong-Won and member Chung, Moon-Ki, Pahk, Heui-Jae)

B.	Role and authority : Audit on Directors’ work performance, investigate the company’s business and property status, etc.

5.	Executive Management Committee

A.	Composition : 5 Inside Directors (Chairman Choi, Jeong-Woo and member Chang, In-Hwa, Chon, Jung-Son, Kim, Hag-Dong, Jeong, Tak)

B.

Role and authority : Management related matters (Position system, important matters related to human resources development and coordination), Finance related matters (preliminary review and approval on in-house investment plans, etc.), etc.

2)	Whether the Special Committees’ resolutions are reported to the BoD

In accordance with Article 21 of the Board of Directors Regulations, the Special Committees notify each Director of matters resolved by the committees, except for the powers granted to the committees by relevant laws and regulations. If there is any objection to the committees’ resolution, each Director may request the convocation of the BoD within 2 business days from the date of notification, and the BoD may resolve on the matters decided by the committees again.

3)	Meetings held by each Special Committee and attendance rate of individual Director in the last 3 years

•	(Table 8-(2)-1) Meetings held by Special Committees under the BoD (In case of Audit Committee, please refer to Table 9-(2)-1)

(1)	Director Candidate Recommendation and Management Committee

(i)	Meetings held from January 1, 2019 to May 29, 2020

No.	Date of meeting	Attendance	Agenda		Result
			Deliberation or Pre-review	Description
1	February 13, 20, 2019	All 4 Directors attended	Deliberation	Eligibility review on Outside Director candidates and recommendation	Approved
	February 20, 2019		Pre-review	Eligibility review on Inside Director candidate	Pre-review

2	March 15, 2019	All 4 Directors attended	Pre-review	Appointment of Special Committees member	Pre-review
			Pre-review	Appointment of Representative Director	Pre-review

3	October 31, 2019	All 4 Directors attended	Pre-review	Revision on Board of Directors Regulations	Pre-review

4	December 18, 2019	All 4 Directors attended	Deliberation	Operation of Outside Director Candidate Recommendation Advisory Panel	Approved

1	February 14, 21, 2020	All 4 Directors attended	Deliberation	Eligibility review on Outside Director candidates and recommendation	Approved
	February 21, 2020	All 4 Directors attended	Pre-review	Eligibility review on Inside Director candidate	Pre-review

2	March 27, 2020	All 4 Directors attended	Pre-review	Appointment of Special Committees member	Pre-review
			Pre-review	Appointment of Representative Director	Pre-review

(ii)	Attendance rate of individual Director in the last 3 business years

Inside or Outside Director	Name	Attendance rate(%)
		Average of the last 3 years	Last 3 years *
			2019	2018	2017
Outside	Bahk, Byong-Won	100	100	100	—
Outside	Kim, Joo-Hyun	100	100	100	—
Outside	Pahk, Heui-Jae	100	100	—	—
Inside	Chon, Jung-Son	100	100	100	—

*	The year that the Director was not in his tenure marked as “-”.

(2)	Evaluation and Compensation Committee

(i)	Meetings held from January 1, 2019 to May 29, 2020

No.	Date of meeting	Attendance	Agenda		Result
			Deliberation or Pre-review	Description
1	January 28, 2019	All 4 Directors attended	Deliberation	Evaluation on company-wide business performance in 2018	Approved

2	November 1, 2019	All 4 Directors attended	Pre-review	Improvement of long-term incentive payment type	Pre-review

1	January 22, 2020	All 4 Directors attended	Deliberation	Evaluation on company-wide business performance in 2019	Approved

(ii)	Attendance rate of individual Director in the last 3 business years

Inside or Outside Director	Name	Attendance rate(%)
		Average of the last 3 years	Last 3 years *
			2019	2018	2017
Outside	Chang, Seung-Wha	100	100	—	—
Outside	Kim, Shin-Bae	100	100	100	100
Outside	Chung, Moon-Ki	100	100	100	100
Outside	Kim, Sung-Jin	100	100	100	—

*	The year that the Director was not in his tenure marked as “-”.

(3)	Finance and Related Party Transactions Committee

(i)	Meetings held from January 1, 2019 to May 29, 2020

No.	Date of meeting	Attendance	Agenda		Result
			Deliberation, Pre-review or Report	Description
1	January 30, 2019	All 4 Directors attended	Deliberation	Contribution to Labor Welfare Fund	Approved
			Deliberation	Appointment of Director for Voluntary Compliance of Fair Trade	Approved
			Report	Operation review and plan of the Fair Trade Program	Report

2	April 12, 2019	All 4 Directors attended	Pre-review	Restructuring plan of by-product gas power plant and LNG terminal business	Pre-review

3	May 8, 2019	All 4 Directors attended	Pre-review	Financing plan for 2019	Pre-review
			Deliberation	Disposal of shares on Myanmar POSCO	Approved
			Deliberation	Plan on Payment Guarantee to POSCO-Mexico	Approved

4	September 5, 2019	All 4 Directors attended	Deliberation	Donation to Korea Society	Approved
			Deliberation	Land contribution for Gwangyang city library and youth culture center	Approved
			Pre-review	Contribution to POSCO Education Foundation	Pre-review
			Pre-review	Financing plan for the 2nd half of 2019	Pre-review
			Report	Review of operation on the Fair Trade Program in the 1st half of 2019	Report

5	October 31, 2019	All 4 Directors attended	Pre-review	Lease contract on lime sintering facilities	Pre-review
			Pre-review	Invested in venture fund to discover new growth business	Pre-review

6	December 11, 2019	All 4 Directors attended	Pre-review	Year-end donation for the underprivileged	Pre-review
			Deliberation	Approval of the short-term credit line limit in 2020	Approved
			Deliberation	POSCO brand license contract with POSCO E&C	Approved

1	January 31, 2020	All 4 Directors attended	Deliberation	Contribution to Labor Welfare Fund	Approved
			Deliberation	Contribution to the Win-Win Cooperation Fund to spread culture of shared growth	Approved
			Deliberation	Donation to help organizations and institutions against COVID-19 virus	Approved

2	May 6, 2020	All 4 Directors attended	Deliberation	Payment guarantee plan for POSUK	Approved
			Deliberation	Payment guarantee plan for POSCO-TCS	Approved
	May 6, 8, 2020		Deliberation	Plan for group logistics integration	Approved

(ii)	Attendance rate of individual Director in the last 3 business years

Inside or Outside Director	Name	Attendance rate(%)
		Average of the last 3 years	Last 3 years *
			2019	2018	2017
Outside	Kim, Joo-Hyun	100	100	—	—
Outside	Kim, Sung-Jin	100	100	100	—
Outside	Pahk, Heui-Jae	100	100	—	—
Inside	Chang, In-Hwa	100	100	—	100

*	The year that the Director was not in his tenure marked as “-”.

(4)	Executive Management Committee

(i)	Meetings held from January 1, 2019 to May 29, 2020

No.	Date of meeting	Attendance	Agenda		Result
			Deliberation or Pre-review	Description
1	January 30, 2019	All 5 Directors attended	Deliberation	Share disposition of Guangdong Shunde Pohang Steel Co., Ltd.	Approved

2	February 19, 2019	All 5 Directors attended	Deliberation	Rationalization of Gwangyang # 1 power plant	Approved
			Deliberation	Improvement on Gwangyang Works working environment	Approved
			Deliberation	Disposal of #1 FINEX melting furnace and induction furnace assets	Pending

3	March 19, 2019	All 5 Directors attended	Deliberation	Gwangyang 1st and 2nd blast furnace ventilation facilities replacement for #1 and #2 blast furnace	Approved

4	April 23, 2019	All 5 Directors attended	Pre-review	Capital increase and extension of the period for payment guarantee for Brazil CSP	Pre-review
			Deliberation	R&D investment on STS 3HAPL alternating electrolytic aid pickling machine	Approved
			Deliberation	Plan for remodeling of Pohang Dongchon Plaza	Approved
			Deliberation	Plan for construction of workplace nursery	Approved
			Deliberation	Disposal of #1 FINEX tangible assets	Approved

5	May 21, 2019	All 5 Directors attended	Deliberation	Sales plan for Certified Emission Reduction	Pending

6	June 18, 2019	All 5 Directors attended	Deliberation	Establishment of by-product gas and heat collection facility in #1 Hot Rolled Mill in Gwangyang Works	Approved
			Deliberation	Expansion of dust collection facility capability in sintering factory in Gwangyang Works	Approved

7	July 16, 2019	All 5 Directors attended	Deliberation	Replacement of 1RH facilities in #2 Steelmaking Plant in Pohang Works	Approved
			Deliberation	Pohang #17 Oxygen Plant establishment as replacement of #5 and #6 plant	Approved
			Deliberation	Construction of brine-based PosLX upstream demo plant	Approved
			Deliberation	R&D facilities of cathode materials for lithium ion batteries	Approved
			Deliberation	Construction plan of employee dormitory in Gwangyang Works	Approved after modification
			Deliberation	Disposal of investment stocks	Approved

8	August 20, 2019	All 5 Directors attended	Deliberation	Sales of Ferro-silicon business	Approved

9	September 17, 2019	All 5 Directors attended	Deliberation	Replacement of acid retrieval facilities in #1 Cold Rolled Mill in Gwangyang Works	Approved
			Deliberation	Production process improvement of DR-BP products in #1 Cold Rolled Mill in Pohang Works	Approved
			Deliberation	Establishment of Pohang Incubating Center	Approved
			Deliberation	Office building expansion plan to improve work environment for POSCO Humans	Approved

10	October 24, 2019	All 5 Directors attended	Deliberation	Replacement of unloading facilities in the raw material port in Pohang Works	Approved
			Deliberation	Renovation of public relations centers and surrounding area	Approved
			Deliberation	Construction of additional employee cafeteria in Pohang Works	Approved
			Deliberation	Improvement of Magnesium business structure	Approved

11	December 5, 2019	All 5 Directors attended	Pre-review	Capital increase for improvement of POSCO SS VINA business structure	Pre-review

12	December 17, 2019	All 5 Directors attended	Deliberation	Sales plan for Certified Emission Reduction	Approved
			Deliberation	Land-fill work for Pohang #4 dump yard	Approved
			Deliberation	Disposal of idle facilities in CEM mill at Gwangyang works	Approved

1	January 22, 2020	All 5 Directors attended	Pre-review	Establishment of #6 Cokes Oven in Pohang works	Pre-review

2	February 18, 2020	All 5 Directors attended	Deliberation	Establishment of #6 Cokes Oven in Pohang works	Approved

3	March 17, 2020	All 5 Directors attended	Deliberation	Capital increase for IJPC 3# factory in Indonesia	Approved

4	May 19, 2020	All 5 Directors attended	Deliberation	Establishment of air pollutant measurement systems in both steel works	Approved after modification
			Deliberation	Sales plan for Certified Emission Reduction	Approved after modification
			Deliberation	Disposal of idle facilities in CEM mill at Gwangyang works	Approved

(ii)	Attendance rate of individual Director in the last 3 business years

Inside or Outside		Attendance rate(%)
		Average of the	Last 3 years*
Director	Name	last 3 years	2019	2018	2017
Inside	Choi, Jeong-Woo	100	100	—	100
Inside	Chang, In-Hwa	100	100	—	100
Inside	Chon, Jung-Son	100	100	100	—
Inside	Kim, Hag-Dong	100	100	—	—
Inside	Jeong, Tak	100	100	—	—

*	The year that the Director was not in his tenure marked as “-”.

4. Audit Organization

(Core Principle 9) Internal Audit Organization

•

Internal audit organization such as audit committee and auditors must faithfully perform auditing activities with independent position from management and controlling shareholders, and the main activities of the internal audit organization should be disclosed.

(Sub-Principle 9-(1) Internal audit organization, such as audit committee and auditors, must secure independence and expertise.

1)	Composition of Internal Audit Organization

Our Audit Committee consists of all 3 or more Outside Directors in accordance with the Articles of Incorporation and the Audit Committee Regulations, and one or more of the members are appointed as accounting or financial experts as prescribed by the Commercial Act.

•	(Table 9-(1)-1) Composition of Internal Audit Organization (Audit Committee)

Composition
Title	Inside or Outside Director	Name	Careers related to audit and qualifications	Remarks
Chairman	Outside	Chung, Moon-Ki

(Current) Professor at Department of Business Administration, Sungkyunkwan University

(Former) Vice Chairman, Korean Accounting Association (2013~2014)

(Former) Associate Professor, Accounting Department, University of Suwon (2012 ~ 2016)

(Former) Partner and Chief Quality Officer, Samil PwC (1981 ~ 2012)

*  Ph.D. in Business Administration, Sungkyunkwan University MBA, Seoul National University

Accounting expert

Member	Outside	Bahk, Byong-Won	(Current) Honorary Chairperson of Korea Employers Federation (Former) Chairperson of Korea Employers Federation (2015~2018) (Former) Chairman of The Korea Federation of Banks (2011~2014) (Former) Outside director, KT (2011 ~ 2014)	—

Member	Outside	Chang, Seung-Wha	(Current) Dean, Seoul National University School of Law (Professor of Law) (Former) Appellate Body Member, The World Trade Organization (2012~2016)	—

ø	March 27, 2020 (GMoS): Due to the tenure expiration of Chang, Seung-Wha, a new member Pahk, Heui-Jae was appointed as a member.
ø	April 24, 2020 (The 4th Audit Committee meeting): Bahk, Byong-Won was appointed as the Chairman of the Audit Committee.

[As of June 1, 2020]

Composition
Title	Inside or Outside Director	Name	Careers related to audit and qualifications	Remarks
Chairman	Outside	Bahk, Byong-Won	(Current) Honorary Chairperson of Korea Employers Federation (Former) Chairperson of Korea Employers Federation (2015~2018) (Former) Chairman of The Korea Federation of Banks (2011~2014) (Former) Outside director, KT (2011 ~ 2014)	—

Member	Outside	Chung, Moon-Ki

(Current) Professor at Department of Business Administration, Sungkyunkwan University

(Former) Vice Chairman, Korean Accounting Association (2013~2014)

(Former) Associate Professor, Accounting Department, University of Suwon (2012 ~ 2016)

(Former) Partner and Chief Quality Officer (1981 ~ 2012)

*  Ph.D. in Business Administration, Sungkyunkwan University MBA, Seoul National University

Accounting expert

Member	Outside	Pahk, Heui-Jae	(Current) Professor, Mechanical & Aerospace Engineering, Seoul National University (Current) Chairman, Korea Youth Foundation (Former) President, Office of Strategic R&D Plan, MOTIE (2013~2016) (Former) Founder and CEO, SNU Precision CO., LTD. (1998~2016)	—

ø	It satisfies all of the requirements for the selection of audit committee members stipulated by the Commercial Act.

Requirements for appointment	Satisfaction of requirements	Related laws
Consists of 3 or more directors	Satisfied (3 members)	Article 415-2(2), Commercial Act
Outside directors more than two-thirds of the committee members	Satisfied (all Outside Directors)

At least one member of the committee is an accounting or financial expert	Satisfied	Article 542-11(2), Commercial Act
The Chairman of Audit Committee is an outside director	Satisfied

Other disqualification factors	Satisfied (not applicable)	Article 542-11(3), Commercial Act

The company maintains objectivity in an independent position from the business execution organizations such as the BoD and management when Audit Committee performs auditing duties in accordance with relevant laws and regulations. The Audit Committee meets all relevant laws and regulations to secure independence and expertise. In order to secure independence and professionalism, the Outside Director Candidate Recommendation Advisory Panel, a non-Board Organization, and the Director Candidate Recommendation and Management Committee, a Special Committee within the BoD, discover and recommend candidates in academic, industrial, and legal circles, including accounting experts who are independent from the company. The final candidates are appointed at the GMoS.

2)	Operation of Internal Audit Organization

Our Audit Committee is operated, as in independent standpoint of management and controlling shareholders, in accordance with the Articles of Incorporation and the Audit Committee Regulations. In accordance with the Audit Committee Regulations, Audit Committee may audit the Director’s business execution when performing business such as accounting and business audit of the company and may request a report on business from the Directors, or investigate the company’s business and property status. In the event that there is a concern that the company may cause irreparable damages due to the act of Directors in violation of the laws or the Articles of Incorporation, Audit Committee has the authority to request suspending the act. According to the Audit Committee Regulations, Audit Committee is obliged to report to the BoD when the Director is acting or is concerned to act in violation of laws or the Articles of Incorporation. In the case that Audit Committee neglects its duties, the committee is responsible for solidarity damage compensation to the company.

In addition, if necessary, the Audit Committee may consult with external experts at the company’s expense in accordance with the Articles of Incorporation and the Audit Committee Regulations. When the committee receives a notification of the company’s accounting standards violation from an independent auditor, an external expert can be appointed at the expense of the company to investigate the violation, and depending on the result, the committee may request the company’s Representative Director for correction.

The current status of the training of the Audit Committee from January 1, 2019 to December 31, 2019 is as follows, and in 2020, we will also provide training on related regulations and revisions.

•	(Table 9-(1)-2) Audit Committee Training Status

Training date	Training hours	Primary subjects
July 26, 2019	2 hours	• Revisions related to the independent audit system, such as periodic designation system

October 31, 2019	2 hours	• Major changes in the internal accounting management system under the revised Act on External Audit of Stock Companies, Etc. and the role of Audit Committee, etc.

The company operates the Corporate Audit Office, a supporting body for internal audit organization, to assist in efficient audit conduct of Audit Committee. The Audit Committee may use the Corporate Audit Office to perform necessary procedures, such as viewing documents related to important tasks and reviewing the contents. The Corporate Audit Office is made up of 44 employees, including the head of the office who is an executive officer, certified public accountants, and management specialized employees. The office supports the Audit Committee to operate with independent position from the management and controlling shareholders, conducts financial and accounting audits such as consolidated financial statements and evaluates internal accounting management systems, conducts and supports audits by domestic and overseas subsidiaries, establishes and revises ethical management policies, etc. To secure independence from management, the conduct results are regularly reported directly to the Audit Committee.

In addition, the company appoints a Compliance Officer to check compliance with the Compliance Control Standards. The appointed Compliance Officer monitors and reports to the BoD whether the management and employees comply with established laws and regulations and conducts company management appropriately.

•	(Table 9-1-3) The Compliance Officer Status

Name	Gender	Year and month of birth	Position	Titles	Main Careers	Date of appointment (Term)
Lee, Sung-Wook	Male	October, 1964	Senior Executive Vice President	• Head of Legal Affairs Office • Compliance Officer	• Seoul National University (Bachelor’s degree) • Chief prosecutor, Seoul High Prosecutor’s Office • Chief prosecutor, Incheon District Prosecutor’s Office • Lawyer, Law firm Taewon	January 30, 2019 (3 years)

3)	Remuneration of Audit Committee Members

The compensation of the members of Audit Committee, composed of Outside Directors, is operated by comprehensively considering other companies’ cases in terms of similar degree and amount of work and social perception, etc. and the amount of remuneration of Outside Directors who are or are not members of Audit Committee are the same.

4)	Independence and Professionalism of Internal Auditing Organization

The company maintains Audit Committee’s objectivity with independent position from the business execution organizations such as the BoD and management when the committee performs the auditing duties in accordance with relevant laws and regulations. The Audit Committee meets all relevant laws and regulations to secure independence and expertise. In order to secure independence and professionalism, the Outside Director Candidate Recommendation Advisory Panel, a non-Board organization, and the Director Candidate Recommendation and Management Committee, a Special Committee under the BoD, discover candidates independent from the company in academic, industrial, legal circles, etc. including accounting experts. The final candidates are recommended to the GMoS.

Based on the above information, it is reasonably considered that the independence and expertise of the company’s Audit Committee are sufficiently secured.

(Sub-Principle 9-(2) Internal audit organization such as the audit committee and auditors should faithfully carry out audit-related tasks such as holding regular meetings and disclose activities transparently.

1)	Internal Audit Organization’s Regular Meetings and Activities

From January 1, 2019 to December 31, 2019, the Audit Committee meetings were held 8 times. During this period, the Audit Committee deliberated on the results of the internal accounting audit and the evaluation on the operation of the internal accounting management system and was reported the results of independent audits, consolidated internal control operations and evaluations, and internal audits and external review results for quarterly consolidated financial statements.

From January 1, 2020 to June 1, 2020, the Audit Committee meetings were held total 5 times. During the period, the Audit Committee deliberated on the results of the internal accounting audit, the evaluation on the operation of the internal accounting management system, and was reported the results on the operation of the internal accounting management system and the external audit on accounting. Related details are detailed in the table below.

•	(Table 9-(2)-1) Audit Committee meetings and attendance history

(1)	Audit Committee Meetings

(From January 1, 2019 to December 31, 2019)
No.	Date of meeting	Attendees	Agenda		Result
			Deliberation or Report	Contents
1	January 29, 2019	All 3 members attended	Deliberation	Agreement to appoint the head of the internal audit department	Approved
			Deliberation	Audit Committee Activities in 2018	Approved
			Deliberation	Approval of audit and non-audit service contracts on domestic consolidated subsidiaries of POSCO Group	Approved
			Report	Internal accounting management system operation status in 2018	Report
			Report	Internal audit result of 2018 and plan for 2019	Report
			Report	Evaluation on ethical compliance of executives and employees in 2018	Report
2	2019.2.19	All 3 members attended	Deliberation	Internal accounting audit result for the 51st term	Approved
			Deliberation	Evaluation on the operation of internal accounting management system in 2018	Approved
			Deliberation	Approval of audit and non-audit service contracts on foreign consolidated subsidiaries of POSCO Group	Approved
			Deliberation	Results of the 51st external audit of accounting	Report

3	2019.2.20	All 3 members attended	Deliberation	Review of agendas for GMoS	Approved
4	2019.4.26	All 3 members attended	Deliberation	Appointment of the Chairman of Audit Committee	Approved
			Report	Consolidated internal control operation in 2018	Report
			Report	Evaluation on consolidated internal control operation in 2018	Report
			Report	Audit result of 20-F in 2018	Report
5	2019.5.9	All 3 members attended	Deliberation	Approval on POSCO’s non-audit service contract	Approved
			Report	Results of internal audit of the 1st quarter of 52nd term consolidated financial statements	Report
			Report	Review of external audit of the 1st quarter of 52nd term consolidated financial statements	Report
6	2019.7.26	All 3 members attended	Deliberation	Revision on internal accounting management regulations	Approved
			Deliberation	Approval on audit and non-audit service contracts for POSCO and consolidated subsidiaries	Approved
			Report	Results of external review of the half-year of the 52nd term consolidated financial statements	Report
			Report	Results of internal audit of the half-year of the 52nd term consolidated financial statements	Report
			Report	Evaluation results of external auditor audit activity in 2018	Report
			Report	Internal audit results of the 1st half of 2019 and plans for the 2nd half of 2019	Report
7	2019.10.31	All 3 members attended	Deliberation	Audit service contract approval on grain terminal company and unload company in Ukraine	Approved
			Report	Results of external review of the 3rd quarter of the 52nd term consolidated financial statements	Report
			Report	Report on approval of POSCO’s non-audit service contract	Report
			Report	Results of internal audit of the 3rd quarter of the 52nd term consolidated financial statements	Report
			Report	Evaluation criteria for independent auditor appointment	Report

8	2019.12.12	All 3 members attended	Deliberation	Selection on independent auditor of POSCO	Approved
			Deliberation	Approval of POSCO audit service contract	Approved

(From January 1, 2020 to May 29, 2020)
No.	Date of meeting	Attendees	Agenda		Result
			Deliberation or Report	Contents
1	January 30, 2020	2 out of 3 members attended	Deliberation	Evaluate the operation status of the internal accounting management system in 2019	Approved
			Deliberation	Approval of audit and non-audit service contracts on POSCO and domestic consolidated subsidiaries	Approved
			Deliberation	Audit Committee Activities in 2019	Approved
			Report	Operation status of the internal accounting management system in 2019	Report
			Report	Internal audit performance in 2019 and plan for 2020	Report
			Report	Evaluation on ethical compliance of executives and employees in 2019	Report
2	February 20, 2020	All 3 members attended	Deliberation	Approval of overseas consolidated subsidiaries’ audit and non-audit service contracts	Approved
			Deliberation	Internal audit results of the 52nd term accounting	Approved
			Report	External audit results of the 52nd term accounting	Report

3	February 21, 2020	All 3 members attended	Deliberation	Deliberation on the agendas of the GMoS	Approved
4	April 24, 2020	All 3 members attended	Deliberation	Appointment of the Chairman of Audit Committee	Approved
			Report	Operation status of consolidated internal control in 2019	Report
			Report	Evaluation on operation status of consolidated internal control in 2019	Report
			Report	Audit result on 20-F in 2019	Report
5	May 7, 2020	All 3 members attended	Deliberation	Approval of POSCO SPS audit service contract	Approved
			Report	Results of internal audit of the consolidated financial statements for the 1st quarter of 2020	Report
			Report	Results of external audit of the consolidated financial statements for the 1st quarter of 2020	Report

(2)	Attendance of individual Director in Audit Committee

(From January 1, 2019 to December 31, 2019)

	No.	1	2	3	4	5	6	7	8
Inside or Outside Director	Date of meeting	January 29, 2019	February 19, 2019	February 20, 2019	April 26, 2019	May 9, 2019	July 26, 2019	October 31, 2019	December 12, 2019	Remarks
Outside	Chung, Moon-Ki	Attended	Attended	Attended	Attended	Attended	Attended	Attended	Attended
	Bahk, Byong-Won	Attended	Attended	Attended	Attended	Attended	Attended	Attended	Attended
	Chang, Seung-Wha	Attended	Attended	Attended	Attended	Attended	Attended	Attended	Attended

ø At the 52nd GMoS, held on March 27, 2020, due to end of tenure of Chang, Seung-Wha, a new member Pahk, Heui-Jae was appointed.

(From January 1, 2020 to May 29, 2020)

	No.	1	2	3	4	5
Inside or Outside Director	Date of meeting	January 30, 2020	February 20, 2020	February 21, 2020	April 24, 2020	May 7, 2020	Remarks
Outside	Chung, Moon-Ki	Attended	Attended	Attended	Attended	Attended
	Bahk, Byong-Won	Attended	Attended	Attended	Attended	Attended
	Chang, Seung-Wha	Absent	Attended	Attended	Not applicable	Not applicable	End of term on March 2020
	Pahk, Heui-Jae	Not applicable	Not applicable	Not applicable	Attended	Attended	Newly appointed on March 2020

(3)	Attendance rate of individual Director in Audit Committee in the last 3 business years

Inside or Outside Director	Name	Attendance rate(%)
		Average of the last 3 years	Recent 3 years*
			2019	2018	2017
Outside	Chung, Moon-Ki	100	100	100	100
	Bahk, Byong-Won	100	100	100	—
	Chang, Seung-Wha	100	100	100	100

*	The year that the Director did not belong to the committee marked as “-”.

ø Bahk, Byong-Won was newly appointed as a member of Audit Committee in the 50th GMoS held on March 9, 2018.

Audit procedures are stipulated in our internal audit guidelines. The internal audit guidelines stipulate the selection of audit targets, audit methods, and post-management of audit results, and the Corporate Audit Office conducts audit work in accordance with the audit procedures stipulated in the internal audit guidelines. The company writes minutes and audit records in accordance with the Audit Committee Regulations, and the minutes and audit records are retained for 10 years after being stamped or signed by the Audit Committee members. The Audit Committee’s procedure for reporting to the GMoS is prescribed by the Articles of Incorporation.

2)	Internal audit organization’s audit related work

As described in 1) Internal Audit Organization’s Regular Meetings and Activities, the audit procedure complies with the internal audit guidelines, and it is reasonably believed that the Audit Committee of the company performs audit-related tasks faithfully.

(Core Principle 10) Independent Auditor

•   In order to ensure that the company’s accounting information is trusted by its users, such as shareholders, external auditors must conduct audits fairly and independently from the audited company and its management and controlling shareholders.

(Sub-Principle 10-①) The internal audit organization should prepare and operate policy to secure independence and expertise when selecting an independent auditor.

1)	Independent Auditor Appointment and Operation Policy

In order to strengthen the independence, professionalism, and fairness of the appointment process, we appoint and evaluate independent auditor at the Audit Committee in accordance with the Articles of Incorporation and the Audit Committee Regulations. The Audit Committee appoints an independent auditor considering the independent auditor’s expertise and understanding about the company. The Audit Committee of the company established the evaluation criteria for independent auditors in consideration of the independence, professionalism, audit plan, and audit time in the 7th Audit Committee in 2019. As determined by applicable laws, in the 8th Audit Committee in 2019 appointed KPMG Samjong Accounting Corp. as independent auditor for 3 consecutive business years from 2020 to 2022.

Every year, the Audit Committee evaluates whether the independent auditor has faithfully carried out the audit plan, including matters related to audit fees, audit hours, and personnel required for audit. The Audit Committee conducted evaluation on the audit activities of independent auditor in 2018 at the 6th Audit Committee in 2019.

For reference, the company is not provided non-audit service contracts such as business consulting through subsidiaries of independent auditor.

2)	Evaluation on Appointment and Operation of Independent Auditor

In order to strengthen the independence, professionalism, and fairness of the appointment process, an independent auditor is appointed and evaluated by the Audit Committee in accordance with the Articles of Incorporation and the Audit Committee Regulations. The Audit Committee appoints an independent auditor considering the independent auditor’s expertise and understanding about the company. As described in 1) Independent Auditor Appointment and Operation Policy, the company believes that the policy to secure independence and expertise when selecting an independent auditor has been in place and operated.

(Sub-Principle 10-(2) The internal audit organization should periodically communicate with independent auditor at all stages, including conducting external audits and reporting audit results.

1)	Communication status between internal audit organization and independent auditor

Our independent auditor reports quarterly and semi-annually reviewed results of financial statements and yearly audit results to the Audit Committee at least once in every quarter without attendance of the management. In addition, independent auditor discusses annual audit plans with the Audit Committee, matters that need to be key to the company’s financial statements or overall management in relation to independent audits, and valuation methods of financial products held by the company. If necessary, the independent auditor’s consultation are reflected to the internal audit work.

In accordance with the Audit Committee Regulations, independent auditor may appeal to the Audit Committee in the event of the company’s material misconduct on Directors’ work performance, occurrence of material events in violation of laws or the Articles of association, or violation of the company’s accounting standards.

In addition, the Audit Committee shall report to the BoD when the Director is in violation of laws or the Articles of Incorporation or it is concerned that the Director might act in violation of laws or the Articles of Incorporation. When it is notified by the independent auditor that the company violated accounting standards, an outside expert needs to be appointed at the expense of the company to investigate the violation, and depending on the result, the company’s Representative Director may be asked to correct it.

The company submitted unaudited separate financial statements to the independent auditor 6 weeks before the Ordinary GMoS and submitted unaudited consolidated financial statements 4 weeks before the Ordinary GMoS. The financial statements for 2019 were submitted as follows, and since submission date to the Securities & Futures Commission and the submission date to independent auditor must be the same, proof of the Securities & Futures Commission submission was also delivered to the independent auditor.

•	Submission dates of consolidated financial statements -

•	The 1st submission : January 21, Statements of Financial Position and Comprehensive Income

•	The 2nd submission : January 28, Statements of Financial Position, Comprehensive Income, Changes in Equity and Cash Flow, and Notes to the Consolidated Financial Statements

•	The 3rd submission : January 30, the final version of consolidated financial statements

2)	Periodic communication between internal audit organization and independent auditors

Our Audit Committee regularly communicates with independent auditors at least once in every quarter, and if necessary, reflects the auditors’ consultation in internal auditing. As described in 1) Communication status between internal audit organization and independent auditor, we believe that periodic communication between the company’s Audit Committee and independent auditors is sufficient.

5. Other Highlights

The company respects and supports internationally accepted sustainability standards such as the United Nations Sustainable Development Goals, the United Nations Global Compact, OECD Guidelines for Multinational Enterprises, and ISO 26000. In addition, the company prohibits child labor and forced labor in domestic and overseas workplaces in accordance with the above international standards and ethical standards, and supports international human rights standards such as Universal Declaration of Human Rights and UN Guiding Principles on Business and Human Rights.

The company has been publishing sustainability reports since 2004, and has been publishing “Corporate Citizenship Report” since 2019. Based on our corporate philosophy, Corporate Citizenship, the Corporate Citizenship Report transparently reports, through third-party verification, on sustainable strategies and performance that POSCO performs in all areas of Business, Society and People.

The “Corporate Citizenship Report 2019”, issued in May 2020, strengthened the materiality analysis of the major issues we faced, expanded the scope of opinion gatherings from interested parties and reported performance in connection with ESG, Environmental, Social, and Governance.

Based on the Global Reporting Initiative (GRI) standards Core Option, this report, as a member of the United Nations Global Compact, contains 10 principles in human rights, labor, environment and anti-corruption, and implementation activities to achieve Sustainable Development Goals. In addition, the Sustainability Accounting Standards Board (SASB) industry standard was considered to select main issues appropriate to the characteristics of the industry and the recommendations of the Task Force on Climate-related Financial Disclosure (TCFD) were reflected. For more information, please refer to the Corporate Citizenship Report menu on the company website.

(http://www.posco.co.kr/homepage/docs/kor6/jsp/irinfo/irdata/s91b6000030l.jsp)

In addition, in March 2019, we established the Corporate Citizenship Committee with the will of building a better future together with the society. The Corporate Citizenship Committee is the highest strategic advisory body composed of 2 Inside Directors, 2 Outside Directors, and 3 external experts, and the Chairman has been appointed among the external experts.

The Corporate Citizenship Committee meeting is held on a quarterly basis, and advises on corporate citizenship strategies, offers suggestions on changes in environmental, social and governance (ESG) trends, and checks performance of corporate citizenship activities. Once the corporate citizenship committee, the top consultative body, announces the results and suggestions for each agenda, at the Corporate Citizenship Strategy Meeting, chaired by the CEO, in which each group company president attends, the participants discuss whether and how to apply the results and suggestions for each group company. In the corporate citizen executive officers council, which consists of executive officers in charge of corporate citizenship of the group companies, the plans drawn up in the organizational unit are shared, and the performances and results are shared.

The POSCO Corporate Citizenship Committee and the Council lead POSCO to become a company that everyone wants to work for and works as a company loved by local communities, and lead business and social value creation activities to be connected in virtuous cycles.

Attachment	Key Compliance Indicators of Corporate Governance

	Key Indicators	Compliance		References
		¡	X
Shareholders	(1) Announcement of convocation 4 weeks before the GMoS *	¡		[Page 6] 2) Providing Information regarding GMoS
	(2) Electronic voting*	¡		[Page 6] 1) History of Shareholders’ Exercise of Voting Rights
	(3) GMoS held on non-congested date *		X	Decided, on January 2020, to postpone the holding date of the GMoS compared to last year to resolve uncertainty due to the revision of the Enforcement Decree of the Commercial Act
	(4) Dividend policy and dividend implementation plan notified to shareholders at least once a year **	¡		[Page 12] (Sub-Principle 1-(4) 2) Information Provision of Shareholders Return Policies

BoD	(5) Establishment and operation of the CEO’s succession policy (including emergency appointment policy)	¡		[Page 26] (Sub-Principle 3-(2) 1) The CEO Succession Policy
	(6) Establishment and operation of internal control policy	¡		[Page 27] (Sub-Principle 3-(3) 1) Operation of Internal Control Policy
	(7) Separation of the Chairman of the BoD and the Representative Director	¡		[Page 28] (Sub-Principle 4-(1) 1) Composition of BoD
	(8) Adoption of cumulative voting system	¡		[Page 37] (Sub-Principle 4-(3) 3) The Cumulative Voting System and Minority Shareholders, Etc.
	(9) Establishment of policies to prevent election of executives who are responsible for damaging corporate value or infringement of shareholder rights	¡		[Page 41] (Sub-Principle 4-(4) 2) Executive Officers Appointment Policy and 3) Inspection on Executive Officers’ Embezzlement, Misconduct or Unfair Transactions under the Financial Investment Services and Capital Markets Act
	(10) None-existence of long-term Outside Directors over 6 years	¡		[Page 42] (Sub-Principle 5-(1) 2) Long-Term Outside Directors

Audit Organization	(11) Provide training for internal audit organization at least once a year **	¡		[Page 59] (Sub-Principle 9-(1) 2) Operation of Internal Audit Organization
	(12) Establishment of an independent internal auditing department (a supporting body of internal audit)	¡		[Page 59 ] (Sub-Principle 9-(1) 2) Operation of Internal Audit Organization
	(13) Existence of accounting or financial experts in internal audit organization	¡		[Page 59] (Sub-Principle 9-(1) 2) Operation of Internal Audit Organization
	(14) Internal audit organization holds meetings with independent auditors at least once every quarter without attendance of the management **	¡		[Page 61] (Sub-Principle 9-(2) 1) Internal Audit Organization’s Regular Meetings and Activities
	(15) Whether or not an internal audit organization has the procedure to access important management-related information	¡		[Page 65] (Sub-Principle 10-(2) 1) Communication status between internal audit organization and independent auditor

¡	The above table is as of June 1, 2020
*	Based on the Ordinary GMoS held in March 27, 2020
**	Based on from January 1, 2019 to December 31, 2019